Pursuant to Rule 424(b)(5)
Registration No. 333-40034
Prospectus Supplement to Prospectus dated July 19, 2000.

[VISTEON LOGO]

$1,200,000,000

Visteon Corporation

$500,000,000 7.95% Notes due August 1, 2005

$700,000,000 8.25% Notes due August 1, 2010

     We will pay interest on each series of Notes on February 1 and August 1 of each year. The first such payment will be on February 1, 2001. We will issue the Notes only in denominations of $1,000 and integral multiples of $1,000. We may redeem either series of Notes, in whole or in part, prior to maturity as and to the extent described in this Prospectus Supplement.

     The Notes are offered for sale in the United States, Europe and Asia. We have applied to have the Notes listed and traded on the Luxembourg Stock Exchange.

     See “Risk Factors” on page S-3 for information you should consider before buying any Notes.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

	Per		Per
	7.95% Note	Total	8.25% Note	Total

Initial public offering price	99.875%	$499,375,000	99.853%	$698,971,000

Underwriting discounts and commissions	0.350%	$1,750,000	0.450%	$3,150,000

Proceeds, before expenses, to Visteon	99.525%	$497,625,000	99.403%	$695,821,000

     The initial public offering prices above do not include accrued interest, if any. Interest on the Notes will accrue from August 3, 2000 and must be paid by the purchaser if the Notes are delivered to the Underwriters after August 3, 2000.

     The Underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company, including for the accounts of Euroclear and Clearstream Luxembourg, against payment in New York, New York on August 3, 2000.

Joint Book-Running Managers

Goldman, Sachs & Co.	Morgan Stanley Dean Witter	Salomon Smith Barney

Banc of America Securities LLC	Banc One Capital Markets, Inc.	Chase Securities Inc.

Credit Suisse First Boston	HSBC
            Deutsche Banc Alex. Brown

J.P. Morgan & Co.	UBS Warburg LLC
         Scotia Capital

Prospectus Supplement dated July 31, 2000.

TABLE OF CONTENTS

RISK FACTORS
VISTEON CORPORATION
USE OF PROCEEDS
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS OF VISTEON
EXECUTIVE OFFICERS AND DIRECTORS
DESCRIPTION OF NOTES
CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS
UNITED STATES TAXATION OF NON-UNITED STATES PERSONS
RATIO OF EARNINGS TO FIXED CHARGES
UNDERWRITING
LEGAL OPINIONS
GENERAL INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
VISTEON CORPORATION
RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
EXPERTS
LEGAL OPINIONS

      Visteon represents that the information contained in this Prospectus Supplement and accompanying Prospectus is correct. Visteon accepts responsibility for the accuracy of such information.

      The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document or the Prospectus.

      You should rely only on the information contained and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. No one is authorized to provide you with different information.

     The Notes are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of the document.

      Offers and sales of the Notes are subject to restrictions in relation to the United Kingdom, The Netherlands, Singapore and Japan, details of which are set out in “Underwriting” below. The distribution of this Prospectus Supplement and accompanying Prospectus and the offering of the Notes in certain other jurisdictions may also be restricted by law. All references to Underwriters shall include their respective affiliates where appropriate.

      We cannot guarantee that our application to the Luxembourg Stock Exchange will be approved, and the sale of the Notes is not conditioned on obtaining the listing.

      In this Prospectus Supplement and accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to “dollars”, “$” and “U.S. $” are to United States dollars.

      Each reference in this Prospectus Supplement to “Visteon,” “we,” “our” or “us” means Visteon Corporation and its consolidated subsidiaries, unless the context requires otherwise.

      Visteon® is a registered trademark, and Carlite®, NavMate® and the Visteon logo are trademarks of Visteon. Ford®, Lincoln®, Mercury®, Volvo®, Jaguar® and Aston Martin® are all registered trademarks owned by or licensed to Ford or its subsidiaries. Each trademark, trade name or service mark of any other company appearing in this Prospectus Supplement belongs to its holder.

RISK FACTORS

      This Prospectus Supplement and the accompanying Prospectus include and incorporate by reference forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek” and “estimate” signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Some of these risks and uncertainties are and will be identified as “Risk Factors” in this Prospectus Supplement and in SEC filings incorporated by reference into the accompanying Prospectus.

      You should carefully consider each of the following risks and all of the other information included in this Prospectus Supplement and the accompanying Prospectus and incorporated into the accompanying Prospectus. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties, including those not presently known to us or that we currently believe to be immaterial, also may adversely affect us. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations. For these reasons, we caution you not to place undue reliance on our forward-looking statements.

We may not be able to increase our non-Ford sales as much or as quickly as expected

      We cannot assure you that we will increase our non-Ford sales as we expect. We believe that some of Ford’s competitors have been concerned that awarding contracts to us would benefit Ford and that Ford might obtain access, through us, to confidential information regarding their vehicle design and manufacturing processes. Although Ford has divested its ownership of us in the spin-off, Ford will remain our largest customer for a significant period of time and we will continue to have a variety of contractual relationships with Ford. We also have limited experience at winning business with non-Ford customers. Accordingly, we cannot assure you as to the amount or timing of our sales to non-Ford customers.

      Even if we successfully increase our sales to non-Ford customers, these sales, if any, will likely not be realized for several years because the vast majority of vehicle manufacturer, or VM, parts purchases are sourced at least several years in advance of production.

      In addition, because we have historically operated as a division of Ford, substantially all of our existing contracts with our non-Ford customers were signed by Ford, not Visteon, and require the consent of the customer in order to assign or transfer the contract, including from Ford to Visteon. Although we have had discussions with all of our major non-Ford customers regarding our spin-off from Ford, we have not sought consent from these customers to the assignment from Ford to us of their existing contracts or to enter into replacement contracts; we intend to continue to perform under these contracts as if they were made with us.

We must streamline and focus our product portfolio to improve our operating results, but we are limited in this regard by contractual restrictions

      We have entered into agreements with our largest unions that, as a practical matter, restrict our ability to eliminate product lines, close plants and divest businesses. These agreements also can limit our ability to change local work rules and practices at a number of our facilities. In addition, in connection with our spin-off from Ford, we have entered into a tax sharing agreement with Ford that contains restrictive covenants, including limits on our ability to make acquisitions or divestitures. These covenants generally expire two years after the spin-off. All of these restrictions could, individually or in the aggregate, have a material adverse effect on the conduct of our business and our ability to pursue our business objectives.

We must increase our competitiveness to improve our operating results, but we are limited in this regard by our labor arrangements

      As part of the Ford UAW master collective bargaining agreement, we will be subject to a number of restrictions relating to employees (current and future) at our UAW-represented facilities. We are also subject to restrictions with respect to employees at our European facilities. In addition, under an agreement between Ford and us, we have agreed to reimburse Ford for the costs of the Ford employees working in our facilities. This includes amounts (limited to $50 million per year in each of 2000-2004) for profit sharing, which may be based in whole or in part on Ford’s profits. Our reimbursement obligations apply to all these employees even if we do not need or utilize all of them for any reason, including if we lose business from Ford or another VM.

      In the United States, as employees covered under the Ford collective bargaining agreement, the Visteon assigned employees earned essentially the same wages and benefits as other hourly workers under the UAW contract, including those employed by DaimlerChrysler Corporation, General Motors Corporation and Delphi Automotive Systems Corporation. Wages vary significantly among comparable Tier 1 and Tier 2 suppliers, depending on union representation, geographical location, vertical integration and other factors. Visteon may incur wage differentials of 20-40% higher than the average competitor whose employees are not covered by a master UAW contract. Visteon’s strategy includes blending such labor costs among our existing facilities worldwide to meet labor cost budgets. Despite our management of our hourly employee compensation costs resulting from these arrangements, these costs could have a material impact on our results of operations or financial condition.

Operating as a separate company after the spin-off, our results may be substantially different from those indicated by our historical and pro forma financial statements

      The financial information included in this Prospectus Supplement and the accompanying Prospectus and incorporated by reference into the Prospectus may not be representative of our results of operations, financial position and cash flows had we operated as a separate, stand-alone entity during the periods presented or of our results of operations, financial position and cash flows in the future. This is because:

•	in preparing this information, we have made adjustments and allocations because Ford did not account for us as, and we were not operated as, a stand-alone business for all periods presented;

•	the information does not reflect many changes that will occur in our funding and operations as a result of our spin-off from Ford;

•	a pricing letter we have entered into with Ford requires a one-time 5% price reduction on products that we were supplying to Ford as of January 1, 2000 based on a market pricing review conducted by Ford and us; the pricing letter also requires productivity price adjustments in each of 2000, 2001, 2002 and 2003; we and Ford have agreed on a 3.5% productivity price reduction for 2000 on such products; although the pricing letter contains a methodology for calculating price adjustments in 2001, 2002 and 2003, we cannot predict what future annual price reductions we will be required to provide to Ford; and

•	we are unable to predict the level of future price reductions that may be imposed upon us by non-Ford vehicle manufacturers.

We cannot assure you that the adjustments and allocations we have made in preparing our historical and pro forma consolidated financial statements appropriately reflect our operations during those periods as if we had in fact operated as a stand-alone entity or what the actual effect of our spin-off from Ford will be.

VISTEON CORPORATION

      We are the world’s second largest supplier of automotive systems, modules and components to global vehicle manufacturers, according to the latest available industry data. Our 1999 sales were $19.4 billion, or, on a pro forma basis (giving effect to our spin-off from Ford), $18.7 billion. We have become a leader in the global automotive parts industry by capitalizing on the extensive experience we have gained as the largest supplier to Ford, the world’s largest producer of trucks and the second largest producer of cars and trucks combined.

      We have been the largest supplier of automotive parts to Ford for most of Ford’s history. Ford produces cars and trucks that are marketed and sold under the Ford, Lincoln, Mercury, Volvo, Jaguar and Aston Martin brands. We began using the “Visteon” name in 1997 and were incorporated in Delaware on January 5, 2000 in preparation for our spin-off from Ford effective June 28, 2000. Before the spin-off, we were a division of Ford and, more recently, a wholly-owned subsidiary of Ford. Since the spin-off, we have been an independent supplier. We believe that our independence will enhance our ability to increase sales to non-Ford vehicle manufacturers over time.

      In recent years, our goal has been to pursue new business growth opportunities with Ford and non-Ford VMs as well as with non-automotive customers. Non-Ford business as a percentage of our total sales has grown from about 7% in 1997 to about 12% in 1999. We have a goal of expanding our non-Ford business to 20% of our sales by 2002. We believe that our spin-off from Ford will facilitate our achievement of this goal.

      We have a broad global presence — about 23.5% of our total 1999 sales were derived from products manufactured outside of the United States. We have a workforce of over 81,000 and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major region of the world. Through subsidiaries and divisions we operate in three business segments: Comfort, Communication & Safety; Dynamics & Energy Conversion; and Glass, and we are a leading Tier 1 supplier in the first two of these three segments.

      Our objective is to be the world’s leading consumer-focused, technology-driven automotive systems company. Whether we are selling to VMs or directly to consumers, we regard the consumer as our ultimate customer. We systematically gather and analyze consumer information that helps us to anticipate new trends and consumer preferences. We then can anticipate our VM customers’ needs with regard to new products and help introduce these products to consumers, gaining acceptance for our products. We believe that our extensive global presence and systems capabilities provide us with a substantial competitive advantage as we pursue new business around the world. This is especially true as VMs move to global vehicle platforms, or world cars. We believe that our extensive experience and expertise with Ford also gives us many benefits as we pursue non-Ford business. We believe that our consumer focus, global reach and strategies, described under “Business of Visteon — Strategy,” will allow us to capitalize on the industry trends described above and to achieve our objective.

USE OF PROCEEDS

      The proceeds of this offering (net of underwriting discounts and $900,000 of estimated other expenses) will be approximately $1,192,546,000. We intend to use all or substantially all of these proceeds, together with other available funds, to repay the amount currently outstanding under a short-term, unsecured credit agreement maturing in December 2000. We entered into this facility in the second quarter of 2000, incident to our spin-off from Ford, for general corporate purposes. The principal amount outstanding under this facility was $1.2 billion at June 30, 2000. Interest accrues on the principal amount outstanding at a variable rate, which was approximately 7% at June 30, 2000. For more information about our credit facilities and borrowings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

CAPITALIZATION

      Set forth below is the historical capitalization of our company at June 30, 2000 and as adjusted to give effect to the completion of this offering and the expected use of proceeds from the sale of the Notes. Except as described in this Prospectus Supplement, the accompanying Prospectus or the documents we incorporate by reference, there has been no material change in our capitalization since June 30, 2000. You should read the information set forth below in conjunction with the “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Prospectus Supplement and incorporated by reference into the accompanying Prospectus, as well as our consolidated financial statements and accompanying notes incorporated by reference into the Prospectus.

	At June 30, 2000
	(unaudited)

	Historical	As Adjusted

	(in millions)

Debt payable within one year	$906 (1)	706

Long-term debt	1,174	174

Notes offered hereby	—	1,200

Total debt	$2,080	$2,080

Stockholders’ equity

Common Stock, $1.00 par, 500 million shares authorized, 131 million shares issued and outstanding	$131	$131

Capital in excess of par value of stock	3,309	3,309

Accumulated other comprehensive income	(125)	(125)

Retained earnings	309	309

Other	(10)	(10)

Total stockholders’ equity	3,614	3,614

Total capitalization	$5,694	$5,694

(1)	Excludes short-term debt obligations totaling $1 billion, classified as long-term debt in this table, as we have the intent and the capability to refinance this debt on a long-term basis.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data reflect the historical results of operations and cash flows of the Visteon business during each respective period. The historical consolidated statement of income data set forth below do not reflect many significant changes occurring in the operations and funding of our company as a result of our spin-off from Ford. The historical consolidated balance sheet data set forth below reflect the assets and liabilities that were expected to be transferred to our company in accordance with the master transfer agreement to which we and Ford are parties. Our results for 1999 are also presented on a pro forma basis to give effect to our spin-off and the terms of our separation from Ford.

      The selected consolidated financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in this Prospectus Supplement and incorporated by reference into the accompanying Prospectus, as well as our unaudited pro forma condensed consolidated financial statements and our consolidated financial statements and accompanying notes incorporated by reference into the Prospectus. The consolidated statement of income and cash flow data set forth below for each of the three years in the period ended December 31, 1999, and the consolidated balance sheet data as of December 31, 1998 and 1999, are derived from the audited consolidated financial statements incorporated by reference and should be read in conjunction with those consolidated financial statements and the accompanying notes. The consolidated statement of income and cash flow data for the year ended December 31, 1996 and the consolidated balance sheet data as of December 31, 1997 are derived from, and qualified by reference to, audited consolidated financial statements not included in this Prospectus Supplement or in the accompanying Prospectus or incorporated by reference. The consolidated statement of income and cash flow data for the year ended December 31, 1995 and the consolidated balance sheet data as of December 31, 1995 and 1996 are derived from unaudited consolidated financial statements, not included in this Prospectus Supplement or in the accompanying Prospectus or incorporated by reference, which in our opinion include all adjustments necessary for a fair presentation of the results for those periods. The consolidated statement of income and cash flows data for the first half of 1999 and 2000, and the consolidated balance sheet data at June 30, 2000, are derived from unaudited consolidated financial statements, incorporated by reference into the accompanying Prospectus, which in our opinion include all adjustments necessary for a fair presentation of the results for those periods. Results for the first half of 2000 are not necessarily indicative of results that may be expected for the full year.

      The following financial information may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future.

			Year Ended December 31,

	First Half		1999

	2000	1999	Pro Forma	Historical	1998	1997	1996	1995

	(in millions, except percentages and as noted)

Statement of Income Data:

Sales:

Ford and affiliates	$9,047	$8,969	$16,424	$17,105	$16,350	$16,003	$15,129	$13,634

Other customers	1,487	866	2,252	2,261	1,412	1,217	1,368	1,481

Total sales	10,534	9,835	18,676	19,366	17,762	17,220	16,497	15,115

Costs and expenses:

Costs of sales	9,644	8,771	17,361	17,503	15,969	15,794	15,392	14,234

Selling, administrative and other expenses	369	305	776	674	659	575	485	483

Total costs and expenses	10,013	9,076	18,137	18,177	16,628	16,369	15,877	14,717

Operating income	521	759	539	1,189	1,134	851	620	398

Interest income	52	24	35	79	38	17	16	11

Interest expense	87	49	176	143	82	82	79	69

Net interest expense	(35)	(25)	(141)	(64)	(44)	(65)	(63)	(58)

Equity in net income of affiliated companies	17	28	47	47	26	29	47	30

Income before income taxes	503	762	445	1,172	1,116	815	604	370

Provision for income taxes	182	276	149	422	416	305	223	130

Income before minority interests	321	486	296	750	700	510	381	240

Minority interests in net income (loss) of subsidiaries	12	1	15	15	(3)	(1)	(3)	(5)

Net income	$309	$485	$281	$735	$703	$511	$384	$245

Statement of Cash Flows Data:

Cash provided by (used in) operating activities	$(1,619)	$1,234		$2,482	$1,376	$1,411	$1,178	n/a

Cash (used in) investing activities	(297)	(927)		(1,453)	(940)	(943)	(996)	n/a

Cash provided by (used in) financing activities	1,021	725		290	(234)	(251)	(189)	n/a

Other Financial Data:

Depreciation and amortization	$342	$300		$651	$565	$590	$510	$459

EBITDA(1)	863	1,059		1,840	1,699	1,441	1,130	857

Capital spending	284	384		876	861	917	969	n/a

Capital spending as a percentage of revenue	2.7%	3.9%		4.5%	4.8%	5.3%	5.9%	n/a

After tax return on:

Sales	3.0%	4.9%		3.9%	3.9%	3.0%	2.3%	1.6%

Average assets	5.3%	9.4%		6.9%	7.8%	6.3%	4.9%	n/a

Sales per employee (in thousands)(2)	n/a	n/a		$244	$235	$237	n/a	n/a

	At June 30,	At December 31,

	2000	1999	1998	1997	1996	1995

	(in millions)

Balance Sheet Data:

Total assets	$11,695	$12,449	$9,373	$8,471	$7,967	$7,510

Total debt	2,080	2,319	1,125	1,136	1,136	1,140

Total equity	3,614	1,499	1,655	1,204	977	802

(1)  “EBITDA” is defined as income before provision for interest expense and interest income, income taxes, depreciation and amortization, equity in net income of affiliated companies and minority interests. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but is presented because we believe it is a widely accepted indicator of our ability to incur and service debt. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect funds available for dividends, reinvestment or other discretionary uses. In addition, EBITDA as presented in this Prospectus Supplement may not be comparable to similarly titled measures reported by other companies.

(2)  “Sales per employee” includes Ford UAW employees working in Visteon facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview

      Our worldwide sales were $19.4 billion in 1999, compared with $17.8 billion in 1998 and $17.2 billion in 1997. Our 1999 sales include six months of sales resulting from the June 1999 acquisition of the automotive interiors division of Compagnie Plastic Omnium.

      Our worldwide net income was $735 million in 1999, compared with $703 million in 1998 and $511 million in 1997. The improvement in net income in each of the years between 1997 and 1999 reflects primarily higher volume and cost efficiencies, offset partially by price reductions to customers. Our overall price reductions to Ford as a percentage of net sales were 4.9% in 1999, 3.2% in 1998 and 2.7% in 1997.

      Our worldwide sales totaled $10.5 billion in the first half of 2000, compared with $9.8 billion actual and $9.5 billion pro forma in the first half of 1999. The increase in sales reflects primarily higher volume, primarily in North America, the consolidations of Halla Climate Control and Duck Yang and the acquisitions of the automotive interiors division of Compagnie Plastic Omnium and of Naldec. Year-over-year price reductions, including a one-time price realignment of 5% that resulted from a joint Ford-Visteon competitive pricing study, are a partial offset.

      Our worldwide net income was $309 million in the first half of 2000, compared with $485 million actual and $252 million pro forma in 1999. The decrease in net income compared with 1999 actual earnings was more than accounted for by the one-time price realignment with Ford. Continued strong sales volume and cost reductions were a partial offset to price reductions.

      We continue to deliver on our commitment to secure new business in 2000. Through the first half of 2000, we booked $1.6 billion in new business. About 33% of the new business contracts won in the first half of 2000 were with non-Ford customers and 28% were with customers outside of North America. Of that new business, more than $500 million is in multimedia and telematics, an area that we believe offers significant opportunities for future growth.

      The unaudited pro forma condensed consolidated financial statements incorporated by reference into the accompanying Prospectus have been derived from the application of pro forma adjustments to our consolidated financial statements and give effect to our spin-off from Ford as if the spin-off had occurred as of January 1, 1999. Our pro forma condensed consolidated statements of income do not purport to be indicative of what our operations actually would have been had these events occurred as of that date. The pro forma adjustment to our 1999 worldwide sales reflects a decrease of $690 million to $18.7 billion. The pro forma adjustment to our 1999 worldwide net income reflects a decrease of $454 million to $281 million. For further discussion of these adjustments, please refer to “— Pro Forma Results” below.

Sources of Revenue

      We derive our revenue from the sale of automotive vehicle systems, modules and components. The majority of our sales are directly to VMs — 18 of the largest 20 VMs are Visteon customers. Sales directly to Ford accounted for 88% of our total sales in 1999. This percentage has declined since 1997, reflecting an increase in non-Ford business. We expect this trend to continue. Aftermarket sales accounted for 4.6% of our total sales in 1999. We have increased our focus on this area and expect these sales to increase in the future. Our largest market is in North America, which accounted for 82.1% of our 1999 total sales. Generally, we enter into contracts with our customers that tend to average three to five years in length and provide for annual price reviews.

      The following table delineates our total sales for the periods indicated:

	Year Ended December 31,

	1999	1998	1997

By customer:

Ford VM	86.4%	90.2%	91.1%

Non-Ford VM	9.0	5.8	5.0

Ford Aftermarket	1.9	1.9	1.8

Non-Ford Aftermarket	2.7	2.1	2.1

Total	100.0%	100.0%	100.0%

By geographic region:

North America	82.1%	83.2%	82.4%

Europe	14.5	15.1	15.4

Other (rest of world)	3.4	1.7	2.2

Total	100.0%	100.0%	100.0%

“Ford Aftermarket” refers to sales to Ford’s Automotive Consumer Services Group and “non-Ford Aftermarket” refers to sales to other aftermarket customers. Our sales by geographic region are reported by the location of delivery of product to the customer.

      We operate in three business segments — Comfort, Communication & Safety, Dynamics & Energy Conversion and Glass. The following table shows the sales attributable to each of our segments for the periods indicated:

	First Half		Year Ended December 31,

	2000	1999	1999	1998	1997

	(in millions)

Comfort, Communication & Safety	$5,253	$4,608	$9,377	$8,337	$8,545

Dynamics & Energy Conversion	4,880	4,825	9,216	8,673	7,918

Glass	401	402	773	752	757

Total sales	$10,534	$9,835	$19,366	$17,762	$17,220

Components of Costs and Expenses

      The largest components of our costs and expenses are purchases of raw materials and component parts along with manufacturing labor and overhead. These two items account for about 80% of our total costs. The other major components of our costs and expenses are engineering, depreciation and amortization, administrative costs and freight. The typically long lead time between the development of automotive systems, modules and components, and their ultimate sale, means that we incur significant expenditures (including design, engineering and tooling expenses) often years before sales, if any, are realized, or these expenses are otherwise reimbursed. Finally, selling, administrative and other expenses are becoming a larger component of our cost and expense structure as we establish a sales force for non-Ford VMs and the aftermarket, more broadly promote the Visteon brand and establish ourselves as an independent company.

Pro Forma Results

      We have prepared unaudited pro forma condensed consolidated financial statements that give effect to the spin-off and the terms of our separation from Ford and are incorporated by reference into the accompanying Prospectus. We prepared the pro forma condensed consolidated statement of income for 1999 to provide additional information on our operations as if the spin-off and our separation from Ford had occurred as of January 1, 1999. The pro forma condensed consolidated statement of income does not purport to be indicative of what our operations actually would have been had these events occurred as of that date.

      In connection with the preparation of our unaudited pro forma condensed consolidated statement of income for 1999, we made the following significant adjustments:

•	Our sales in 1999 would have decreased by about $690 million, to $18.7 billion, had the one-time 5% price reduction effective as of January 1, 2000 been in effect for 1999. The one-time 5% reduction, which is based on a market pricing review conducted by Ford and us, is designed to make our prices more competitive with third party competitors.

•	Our costs of sales in 1999 would have decreased by about $142 million, to about $17.4 billion, primarily as a result of a $146 million adjustment to profit sharing expense incurred in 1999. This adjustment is due to our agreement with Ford that our liability for profit sharing payments based on Ford’s profits made to Ford workers that are assigned to us will be limited to $50 million per year in each of 2000-2004.

•	Our selling, administrative and other expenses in 1999 would have increased by about $102 million, to about $776 million, principally as a result of operating as a stand-alone company. These added costs are comprised of incremental corporate costs and, to a lesser extent, incremental insurance and risk management costs.

•	Our interest income in 1999 would have decreased by about $44 million, to $35 million, as a result of reductions in our pro forma cash balances. Because of an increase in our average outstanding debt levels, our interest expense would have increased by about $33 million to $176 million.

•	As a result of these and other adjustments, our net income would have decreased from $735 million to $281 million.

See our unaudited pro forma condensed consolidated financial statements, incorporated by reference into the accompanying Prospectus.

Results of Operations

      The following table shows statement of income data as a percentage of sales for the periods indicated:

			Year Ended December 31,
	First Half
			Pro Forma
	2000	1999	1999	1999	1998	1997

Sales:

Ford and affiliates	85.9%	91.2%	87.9%	88.3%	92.1%	92.9%

Other customers	14.1	8.8	12.1	11.7	7.9	7.1

Total sales	100.0	100.0	100.0	100.0	100.0	100.0

Costs and expenses:

Costs of sales	91.6	89.2	93.0	90.4	89.9	91.7

Selling, administrative and other expenses	3.5	3.1	4.1	3.5	3.7	3.3

Total costs and expenses	95.1	92.3	97.1	93.9	93.6	95.0

Operating income	4.9	7.7	2.9	6.1	6.4	5.0

Interest income	0.5	0.2	0.2	0.4	0.2	0.1

Interest expense	0.8	0.5	0.9	0.7	0.5	0.5

Net interest expense	(0.3)	(0.3)	(0.7)	(0.3)	(0.3)	(0.4)

Equity in income of affiliated companies	0.2	0.3	0.3	0.3	0.1	0.2

Income before income taxes	4.8	7.7	2.5	6.1	6.2	4.8

Provision for income taxes	1.7	2.8	0.8	2.2	2.3	1.8

Income before minority interests	3.1	4.9	1.7	3.9	3.9	3.0

Minority interests in net income (loss) of subsidiaries	0.1	(0.0)	0.1	0.1	(0.0)	(0.0)

Net income	3.0%	4.9%	1.6%	3.8%	3.9%	3.0%

     First Half 2000 Compared with First Half 1999

      The following table shows the change in sales attributable to each of our segments for the period indicated, both in dollars and in percentage terms:

			First Half 2000
			over/(under)
	First Half		First Half 1999

	2000	1999	Amount	Percent

	(in millions, except percentages)

Comfort, Communication & Safety	$5,253	$4,608	$645	14.0%

Dynamics & Energy Conversion	4,880	4,825	55	1.1

Glass	401	402	(1)	(.2)

Total sales	$10,534	$9,835	$699	7.1%

      Sales in the first half of 2000 totaled $10.5 billion compared with $9.8 billion in the first half of 1999, an increase of $699 million or 7.1%. Sales for our Comfort, Communication & Safety segment were $5.3 billion, compared with $4.6 billion in the first half of 1999, an increase of $645 million or 14.0%. Sales for our Dynamics & Energy Conversion segment were $4.9 billion, up $55 million or 1.1% from the first half of 1999. Glass sales were $401 million in the first half of 2000, compared with $402 million in the first half of 1999, a decrease of $1 million. Sales for our Comfort, Communication & Safety segment increased due to the consolidations of Halla Climate Control and Duck Yang and the acquisition of the automotive interiors division of Compagnie Plastic Omnium. Sales for our Comfort, Communication & Safety segment also increased as a result of higher sales volumes to Ford and our other customers. The increase in sales for our Dynamics and Energy Conversion segment reflects primarily higher sales volume to Ford and our other customers and the acquisition of Naldec. Total sales from consolidations and acquisitions increased first half sales by about $640 million. The increases for both segments were offset partially by price reductions granted to Ford and our other customers. The decrease in sales for our Glass segment reflects price reductions granted to Ford and our other customers, offset by higher sales volume, and to a lesser extent customer product content changes.

      Our pricing letter with Ford requires a one-time 5% price reduction on products that we were supplying to Ford as of January 1, 2000 based on a market pricing review conducted by Ford and us. The pricing letter also requires productivity price adjustments in each of 2000, 2001, 2002 and 2003 to reflect competitive price reductions obtained each year by Ford from its other Tier 1 suppliers. We and Ford have agreed on a 3.5% productivity price reduction for 2000 on such products, which is consistent with (1) price reductions between Visteon and Ford in prior years and (2) the amount of annual productivity improvement that Ford generally expects from its other Tier 1 suppliers. Price adjustments for 2001, 2002 and 2003 will be calculated using a basket of products composed of identical or substantially similar products that Ford purchases from other suppliers. In addition to these price reductions, we have agreed to use our best efforts to achieve design and engineering improvements in our products sold to Ford so as to further reduce their cost to Ford by 1.5% to 2.5% each year. We do not believe that we can fully offset the 2000 price reductions with cost reductions. As a result, we expect our profitability in 2000 and beyond to be significantly lower than that achieved in our 1999 actual results.

      The following table shows the change in net income (loss) for each of our segments, both in dollars and in percentage terms:

			First Half 2000
			(under)
	First Half		First Half 1999

	2000	1999	Amount	Percent

	(in millions, except percentages)

Comfort, Communication & Safety	$255	$303	$(48)	(15.8)%

Dynamics & Energy Conversion	92	185	(93)	(50.3)

Glass	(19)	13	(32)	(246.2)

Total net income (including unallocated interest)	$309	$485	$(176)	(36.3)%

      Net income for our Comfort, Communication & Safety segment was $255 million in the first half of 2000, down $48 million from the first half of 1999. The reduction was primarily a result of price reductions, offset partially by higher sales volume and lower costs. Net income for our Dynamics & Energy Conversion segment was $92 million in the first half of 2000, a decrease of $93 million. This decrease was primarily a result of price reductions and premiums associated with continued higher operating volumes, partially offset by higher sales volume and lower costs. Net loss for Glass was $19 million as compared with net income of $13 million in the first half of 1999, a decline of $32 million, reflecting costs associated with the closure of the Dearborn Glass Plant and price reductions.

     1999 Compared with 1998

      The following table shows the increase in sales for each of our segments, both in dollars and in percentage terms:

	Year Ended
	December 31,		1999 over 1998

	1999	1998	Amount	Percent

	(in millions, except percentages)

Comfort, Communication & Safety	$9,377	$8,337	$1,040	12.5%

Dynamics & Energy Conversion	9,216	8,673	543	6.3

Glass	773	752	21	2.8

Total sales	$19,366	$17,762	$1,604	9.0%

      Sales in 1999 totaled $19.4 billion compared with $17.8 billion in 1998, an increase of $1.6 billion or 9%. Sales for our Comfort, Communication & Safety segment were $9.4 billion compared with $8.3 billion in 1998, an increase of 12.5%. Sales for our Dynamics & Energy Conversion segment were $9.2 billion, up $543 million or 6.3% from 1998. Glass sales were $773 million in 1999 compared with $752 million in 1998, an increase of 2.8%. The increase in sales for each segment reflects primarily higher sales to Ford and our other customers. In addition, sales for our Comfort, Communication & Safety segment increased by $415 million due to the consolidation of Halla Climate Control and by $260 million as a result of our June 1999 acquisition of the automotive interiors division of Compagnie Plastic Omnium. These increases were offset partially by price reductions granted to Ford and our other customers.

      The following table shows the change in net income (loss) for each of our segments, both in dollars and in percentage terms:

			1999
	Year Ended		over/(under)
	December 31,		1998

	1999	1998	Amount	Percent

	(in millions, except percentages)

Comfort, Communication & Safety	$422	$452	$(30)	(6.6)%

Dynamics & Energy Conversion	344	294	50	17.0

Glass	3	(15)	18	n/a

Total net income (including unallocated interest)	$735	$703	$32	4.6%

      Net income for our Comfort, Communication & Safety segment was $422 million in 1999, down $30 million from 1998. The reduction was primarily a result of price reductions ($250 million impact on net income) and increased costs associated with engineering future products, offset to a large extent by material and manufacturing cost reductions and, to a lesser extent, by higher sales volume. Net income for our Dynamics & Energy Conversion segment was $344 million in 1999, an increase of $50 million, reflecting primarily lower costs ($190 million) and higher sales volume ($85 million), offset partially by price reductions ($200 million). Net income for our Glass segment was $3 million, an improvement of $18 million from 1998. The improvement was primarily accounted for by lower costs ($30 million) and higher sales volume ($10 million), offset partially by reduced prices ($18 million).

     1998 Compared with 1997

      The following table shows the change in sales for each of our segments, both in dollars and in percentage terms:

			1998
	Year Ended		over/(under)
	December 31,		1997

	1998	1997	Amount	Percent

	(in millions, except percentages)

Comfort, Communication & Safety	$8,337	$8,545	$(208)	(2.4)%

Dynamics & Energy Conversion	8,673	7,918	755	9.5

Glass	752	757	(5)	(0.7)

Total sales	$17,762	$17,220	$542	3.1%

      Sales in 1998 totaled $17.8 billion compared with $17.2 billion in 1997, an increase of $542 million or 3.1%. Sales for our Comfort, Communication & Safety segment were $8.3 billion compared with $8.5 billion in 1997, a decrease of 2.4%. Sales for our Dynamics & Energy Conversion segment were $8.7 billion compared with $7.9 billion in 1997, an increase of 9.5%. Glass sales were $752 million compared with $757 million in 1997, a decrease of $5 million. The decrease in sales for our Comfort, Communication & Safety segment was primarily a result of price reductions. Sales for our Dynamics & Energy Conversion segment increased primarily as a result of customer product content changes and, to a lesser extent, higher sales volumes. The Glass sales decrease was primarily a result of price reductions.

      The following table shows the change in net income (loss) for each of our segments, both in dollars and in percentage terms:

	Year Ended
	December 31,		1998 over 1997

	1998	1997	Amount	Percent

	(in millions, except percentages)

Comfort, Communication & Safety	$452	$439	$13	3.0%

Dynamics & Energy Conversion	294	136	158	116.2

Glass	(15)	(25)	10	n/a

Total net income (including unallocated interest)	$703	$511	$192	37.6%

      Net income for our Comfort, Communication & Safety segment increased to $452 million in 1998 from $439 million in 1997, an increase of 3.0%, is more than accounted for by reductions in material and manufacturing costs ($230 million impact on net income), partially offset by price reductions to our customers ($175 million) and, to a lesser extent, higher costs associated with engineering future products. Net income for our Dynamics & Energy Conversion segment increased to $294 million in 1998 from $136 million in 1997. This increase was primarily a result of material and manufacturing cost reductions ($190 million), partially offset by increased costs associated with engineering future products. Net losses at Glass were $15 million in 1998, an improvement of $10 million from 1997. The improvement was primarily a result of the non-recurrence of a Glass restructuring charge of about $60 million before taxes in 1997, largely offset by price reductions to our customers.

     Quarterly Data

      Our business is moderately seasonal because our largest North American customers typically halt operations for about two weeks in July and about one week in December. In addition, third quarter automotive production traditionally is lower as new models enter production. Accordingly, our third and fourth quarter results may reflect these trends. The following table shows unaudited condensed financial data for each of the ten quarters through the quarter ended June 30, 2000. The operating results for any quarter shown are not necessarily indicative of results for any future period.

	2000		1999				1998

	First	Second	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Sales	$5,225	$5,309	$4,772	$5,063	$4,600	$4,931	$4,378	$4,725	$4,097	$4,562

Operating income	253	268	298	461	280	150	303	377	243	211

Income before income taxes	237	266	313	449	260	150	286	384	240	206

Net income	147	162	205	280	155	95	187	239	148	129

      Second quarter 2000 net income was $162 million, compared with $280 million in the second quarter of 1999. The reduction was more than accounted for by the one-time 5% price realignment with Ford. This year’s results also include a charge of $8 million for employees that are part of special voluntary retirement and separation programs in Europe and the closure of the Dearborn Glass Plant. First quarter 2000 net income was $147 million, compared with $205 million in the first quarter of 1999. This decline reflected the impact of negotiated price reductions, offset partially by improved volume in North America, the consolidation of Halla Climate Control and our acquisition of the automotive interiors division of Compagnie Plastic Omnium.

Liquidity and Capital Resources

      Our historical balance sheet reflects cash and cash equivalents of $965 million and short-term and long-term debt of $2.1 billion at June 30, 2000, cash and cash equivalents of $1.8 billion and short-term and long-term debt of $2.3 billion at December 31, 1999 and cash and cash equivalents of $542 million and debt of $1.1 billion at December 31, 1998. All short-term and long-term debt at June 30, 2000 was owed to third parties. The short-term and long-term debt at December 31, 1999 consisted of $1.1 billion owed to Ford under an intracompany revolving loan agreement, about $800 million owed by Visteon subsidiaries to Ford subsidiaries, and the remainder was owed to third parties.

      Our debt exceeded our cash and cash equivalents by $1.1 billion at June 30, 2000, by $470 million at December 31, 1999 and by $583 million at December 31, 1998. Our ratio of total debt to total capital, which consists of total debt plus equity, was 37% at June 30, 2000 and 61% at December 31, 1999, compared with 40% at December 31, 1998. The increase during 1999 reflected primarily increased debt relating to our acquisition of the automotive interiors division of Compagnie Plastic Omnium.

      During the second quarter of 2000, we entered into various financing arrangements totaling $5.2 billion in available credit. We entered into financing agreements with third-party lenders to provide up to a total of $2.0 billion of contractually committed, unsecured revolving credit facilities. These facilities are evenly split between 364-day and 5-year commitments, maturing in June 2001 and June 2005, respectively. As of June 30, 2000, we had no borrowings under these global credit facilities. In the second quarter we also entered into a short-term, unsecured credit agreement with a lender providing up to $1.2 billion for general corporate purposes. As of June 30, 2000, we had borrowed all $1.2 billion available under this facility. This short-term facility matures in December 2000 and is expected to be repaid in full in a single payment with the net proceeds of this offering and other available funds. We also have entered into a commercial paper program providing up to $2.0 billion of borrowing ability. As of June 30, 2000, the outstanding balance under our commercial paper program was $410 million, with maturities ranging up to 35 days and a weighted average interest rate of 6.9%. We intend not to exceed $3.2 billion of borrowing under these facilities as we view the unsecured revolving credit facilities and the commercial paper program as substitutes for one another.

      We expect cash flow from operations and borrowings to satisfy future working capital, capital expenditures, research and development, pension funding, dividend and debt service requirements for at least the next year.

Cash Flows

Operating Activities

      Cash flows used in operating activities during the first six months of 2000 totaled about $1.6 billion, compared with cash flows provided by operating activities of about $1.2 billion for the same period in 1999. The decrease in 2000 was caused primarily by changes in receivables, payables and other working capital items resulting primarily from effects associated with our spin-off from Ford, including payments totaling about $570 million to Ford to prepay certain healthcare costs for active employees. Cash flows from operating activities were $2.48 billion, $1.38 billion and $1.41 billion in 1999, 1998 and 1997, respectively. The primary components of our operating cash flows are net income, depreciation and amortization and changes in various payables and receivables balances with Ford. Cash flow from 1999 was positively affected because of an increase in our payable balance to Ford. The historical operating cash flows may not be representative of our results had we operated as a separate stand-alone entity.

Investing Activities

      Cash used in investing activities was $297 million during the first six months of 2000, compared with $927 million for the same period in 1999. During the first half of 1999, we acquired the automotive interiors division of Compagnie Plastic Omnium, headquartered in France, for about $479 million and increased our ownership in Halla Climate Control to 70% by purchasing an additional 35% interest for $84 million. Cash used in investing activities was $1.45 billion, $940 million and $943 million in 1999, 1998 and 1997, respectively. The primary use of cash for investing activities in each year was for capital expenditures. In addition, in 1999 we acquired the automotive interiors division of Compagnie Plastic Omnium and increased our ownership in Halla Climate Control, as mentioned above. In 1998 we made several acquisitions totaling about $103 million, including PABA, Inc. (now Visteon Climate Control Systems), two manufacturing facilities in Poland and Zexel Innovations.

      Our capital expenditures were $284 million during the first six months of 2000, compared to $384 million for the same period in 1999. The decrease in capital spending in 2000 reflects timing of product programs, investment projects and equipment receipts. Our capital expenditures were $876 million in 1999, $861 million in 1998 and $917 million in 1997, with about 48% in each year spent on Comfort, Communication & Safety, about 45% in each year spent on Dynamics & Energy Conversion and about 7% in each year spent on Glass. We currently expect about $930 million in capital expenditures in 2000. Our capital expenditures are used primarily for equipment, tooling and other spending associated with new product programs. Our capital expenditure program promotes our growth-oriented business strategy by investing in core areas, where efficiencies and profitability can be enhanced, and by targeting funds for new innovative technologies, where long-term growth opportunities can be realized. Capital expenditures also will be used for expansion into new markets outside of the United States and the continued implementation of lean manufacturing strategies.

Financing Activities

      Cash provided by financing activities totaled $1.0 billion in the first six months of 2000, compared with $725 million in the first six months of 1999. For the first half of 2000, cash provided by financing activities reflects proceeds from issuances of commercial paper and borrowings under a $1.2 billion short-term unsecured financing arrangement with a third-party lender, net of payments of debt primarily from Ford. For the first half of 1999, cash provided by financing activities reflects additional debt associated with acquisition activities. Our cash balance has been reduced by $100 million after June 30, 2000 by a scheduled payment to Ford as part of our separation arrangements. Cash provided by financing activities totaled $290 million in 1999. This compared with cash used in financing activities of $234 million and $251 million in 1998 and 1997, respectively. We historically have funded our investing activities through cash from operating activities, funding from Ford and some third party debt. In 1999, cash provided by financing activities reflected additional debt associated with acquisition activities, offset partially by net cash distributions to Ford. Historically, we have paid about 38% of our net income to Ford as a cash distribution. On July 13, 2000, our Board of Directors declared a dividend on our common stock of $0.06 per share, payable on September 1, 2000 to holders of record on August 2, 2000. We plan to pay dividends to our stockholders at a rate of $0.06 per share quarterly ($0.24 per share annually).

Strategic Initiatives

      Through the second quarter of 2000 we initiated a number of actions that we believe will further improve our business prospects. First, on June 2, 2000, we and Ford signed a non-binding letter of intent with Pilkington plc, relating to our Glass business. The parties have agreed to negotiate the terms of a joint venture, to be owned 80.1% by Pilkington and 19.9% by us, which would acquire our Glass business for cash consideration and assumption of certain liabilities and would assume operational management of that business. We are targeting to complete the transaction by the end of 2000. If completed, and dependent upon the terms ultimately agreed to, this transaction would likely result in us incurring a significant charge to earnings.

      Second, to strengthen our telematics business, we have agreed to establish a joint venture with Lernout and Hauspie to enable us to further strengthen our position as a leader in automotive voice technologies, we formed an affiliation with Samsung Electronics to develop fully integrated high-quality telematics products, and we established a relationship with Sirius Satellite Radio to combine our multimedia expertise with Sirius’ 100-channel audio entertainment service. A third action planned is an investment in a new A/C compressor plant in Eastern Europe to provide a fuel-efficient air conditioning system to meet the growing demand in Europe. A fourth action planned is an agreement to work with PSA Peugeot-Citroën to develop a next-generation climate control system. This will allow us to develop a system aimed at improving passenger comfort and optimizing in-vehicle global thermal system management.

BUSINESS OF VISTEON

Overview

      We are the world’s second largest supplier of automotive systems, modules and components to global vehicle manufacturers, according to the latest available industry data. Our total 1999 sales were $19.4 billion, or, on a pro forma basis (giving effect to our spin-off from Ford), $18.7 billion. We have become a leader in the global automotive parts industry by capitalizing on the extensive experience we have gained as the largest supplier to Ford, the world’s largest producer of trucks and the second largest producer of cars and trucks combined. We have a broad global presence, with a workforce of over 81,000 and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major region of the world.

      We have been the largest supplier of automotive parts to Ford for most of Ford’s history. Ford produces cars and trucks that are marketed and sold under the Ford, Lincoln, Mercury, Volvo, Jaguar and Aston Martin brands. We began using the Visteon name in 1997 and were incorporated in Delaware on January 5, 2000 in preparation for our spin-off from Ford effective June 28, 2000. We have been responsible for the introduction of a number of innovations in the automotive industry such as integrated voice activated control of the cellular phone, audio system and climate control system, currently available in the Jaguar S-Type. We have developed extensive experience and expertise in all areas of automotive integrated system, module and component design. Before the spin-off, we were a division of Ford and, more recently, a wholly-owned subsidiary of Ford. Since the spin-off, we have been an independent supplier. We believe that our independence will enhance our ability to increase sales to non-Ford VMs over time.

      We have developed a sophisticated understanding of the design, engineering, manufacture and operation of the automotive vehicle. We are currently able to supply over 40% of a vehicle’s total material cost. We have both extensive technical expertise in a broad range of products and strong systems integration skills, which enable us to provide comprehensive, consumer-oriented solutions for our customers. In recent years, we have placed increasing emphasis on the development of systems and modules with electronic content, in response to consumer demand. The dollar value of electronic content of vehicles has been increasing in recent years and is expected to continue to increase, although at a slower rate, despite significant reductions in unit prices due to technological innovation. We have over 8,900 engineers, scientists, technical specialists and technicians, or technical personnel, around the world with well-established credentials in technical research and development. We believe that our comprehensive vehicle knowledge, consumer focus and expansive global presence provide a solid foundation for our continued growth. In 1999, we began using the Internet both for our supply needs and for the sale of our aftermarket products. We expect this aspect of our business to grow significantly over the next several years.

      Over the past decade, the industry mix of vehicles sold in North America has shifted from about 40% trucks/ 60% cars to about 50% trucks/ 50% cars. In general, trucks generate higher margins for VMs. In particular, Ford’s product mix is more heavily weighted towards trucks, with trucks making up about 60% of Ford’s vehicle production in 1999. We believe that our expertise and experience as the largest supplier to Ford gives us an advantage in this important market.

      In recent years, our goal has been to pursue new business growth opportunities with Ford and non-Ford VMs, as well as with non-automotive customers. Although Ford still accounts for a substantial majority of our sales, we have business with 18 of the 20 largest VMs. Our sales to customers other than Ford grew at a compound annual growth rate of 36% between 1997 and 1999, from about $1.2 billion to about $2.3 billion. Non-Ford business as a percentage of our total sales has grown from about 7% to about 12% in that time. In 1999, 38% of the new business we were awarded for delivery in future years, which does not include renewals of existing contracts, was non-Ford business. We have a goal of expanding our non-Ford business to 20% of our sales by 2002. We believe that our spin-off from Ford will facilitate our achievement of this goal.

      Additionally, we have had a goal of expanding our global presence. From 1997 to 1999, we opened four manufacturing facilities outside North America. About 23.5% of our total 1999 sales were derived from products manufactured outside of the United States. In addition, 39% of the new business we won in 1999 was with customers outside of North America.

      Through subsidiaries and divisions we operate in three business segments and are a leading Tier 1 supplier in two of these segments: Comfort, Communication & Safety and Dynamics & Energy Conversion.

      In addition to our VM sales, we also sell our products to the worldwide aftermarket for replacement and vehicle appearance enhancement parts.

Automotive Parts Industry

      The automotive parts industry provides systems, modules and components to VMs for the manufacture of new vehicles, as well as to the aftermarket for use as replacement and enhancement parts. Today, suppliers offer their component products to VMs and also offer those products in a variety of more fully engineered forms, such as modules and systems.

      We believe global automotive parts industry sales to VMs will be about $500 billion in 2000. In addition to these sales, U.S. automotive aftermarket retail sales are estimated to be over $160 billion in 2000. The aftermarket includes replacement parts as well as parts designed to enhance or personalize vehicles. Demand for aftermarket products tends to increase when new vehicle sales decline.

      Our industry is generally divided into two tiers:

•	“Tier 1” suppliers like Visteon sell their products principally to VMs directly and often offer a broad range of product capabilities, including design, engineering and assembly services. Tier 1 suppliers supply systems and modules and are increasingly influencing vehicle content, including the sourcing of Tier 2 components.

•	“Tier 2” suppliers sell their products principally to Tier 1 suppliers, who then combine these parts into their own product offerings.

      Within Tier 1, there are only a few companies with a combination of global operations and a product portfolio breadth that allows them to compete for a substantial portion of VMs’ automotive parts needs. The top four automotive suppliers, including Visteon, accounted for $74.2 billion in sales in 1998.

      Several key trends have been reshaping the automotive parts industry over the past several years:

•	Shift of Engineering to Suppliers; Increased Emphasis on Systems and Modules Sourcing. Increasingly, VMs are focusing their efforts on consumer brand development and overall vehicle design, as opposed to the design of vehicle systems. In order to simplify the vehicle design and assembly processes and reduce their costs, VMs increasingly look to their suppliers to provide fully engineered, pre-assembled combinations of components rather than individual components. This is especially true outside of the United States. By offering sophisticated systems and modules rather than individual components, Tier 1 suppliers have assumed many of the design, engineering, research and development and assembly functions traditionally performed by VMs. As a result, they are gaining increased access to confidential planning information regarding VMs’ future vehicle designs and manufacturing processes. Systems and modules increase the importance of Tier 1 suppliers because they increase their percentage of vehicle content and the ability to reduce costs. As suppliers produce complete systems, they are increasingly attempting to increase brand awareness of their own products. This has generally been most successful in the audio systems and aftermarket areas. Suppliers with broad product portfolios are well positioned to provide the systems and modules VMs demand.

•	Increasing Electronics Integration and Technological Content. Electronics integration, which generally refers to replacing mechanical components with electronic components and integration of mechanical and electrical functions within the vehicle, allows VMs to achieve substantial reductions in the weight and number of parts required in vehicles. This results in easier assembly, enhanced fuel economy and emissions control, and better vehicle performance. This is increasingly important as heavier vehicles — sport utility vehicles, or SUVs, pickup trucks and minivans — make up more and more of the automotive market. Stringent regulatory standards and consumer demand for low automotive emissions and safety features including evolving air bag technologies, as well as increasing consumer demand for electronics-based, leading edge consumer products such as navigation systems, Internet-linked in-car computer systems and rear seat entertainment systems, have all increased the electronic content of vehicles. The dollar value of electronic content of vehicles has increased in recent years. Electronic content is expected to continue to increase in the future, although at a slower rate. Suppliers with the necessary technological expertise will be able to gain from this trend.

•	Growth in E-Commerce. The Internet is revolutionizing the way businesses and consumers purchase products and services. Recently, Ford, General Motors, DaimlerChrysler, Renault and Nissan announced an initiative to establish Covisint. Covisint is an Internet-based business-to-business marketplace for a large portion of these VMs’ purchases and procurement-related activities. It is likely that other major VMs will join this marketplace or announce competing initiatives. Suppliers that are able to provide more value-added systems should be able to differentiate themselves from their competitors on variables other than price. Visteon and other automotive suppliers, in turn, are seeking to source more and more of their needs over the Internet. Finally, consumers are increasingly purchasing goods over the Internet and an increase of direct online sales of automotive parts can be expected. Suppliers with the technological resources and expertise to be able to use these Internet tools will be well equipped to take advantage of this trend.

•	Increased Emphasis on Speed-to-Market. As VMs are under increasing pressure to adjust to changing consumer preferences and to incorporate technological advances, they are shortening product development times. These shorter development times allow VMs to more effectively come to market with vehicles and features that match prevailing consumer preferences. Suppliers that are able to deliver new products to VMs to accommodate the VMs’ needs will be well-positioned to succeed in this evolving marketplace. Shorter product development times also reduce product development costs. Consumers are increasingly well-informed and sophisticated and, both in the aftermarket and the new vehicle market, are demanding personalized features not typically found in the automotive environment. Additionally, the Internet has increasingly made consumers accustomed to rapid delivery of their desired items. Suppliers that are able to deliver what consumers demand on a timely basis, whether in the new vehicle market or in the aftermarket, will benefit from this trend.

•	Globalization of Suppliers. In order to serve multiple markets in a more cost effective manner, many VMs are turning to global vehicle platforms, or “world cars,” which typically are designed in one location but produced and sold in many different geographic markets around the world. With these vehicles, VMs can better serve multiple markets and address local consumer preferences while controlling design costs and taking advantage of low-cost manufacturing locations. Suppliers for a specific world car are often required by the VM to provide their products and services in all global locations where that vehicle is manufactured. Few suppliers are able to provide this global coverage and it is a source of significant competitive advantage for these suppliers with global capabilities.

•	Ongoing Industry Consolidation. The worldwide automotive parts industry is consolidating as suppliers seek to achieve operating synergies through business combinations, shift production to locations with more flexible local work rules and practices, acquire complementary technologies, build stronger customer relationships and follow their customers as they expand globally. According to U.S. Industry and Trade Outlook 1999: Automotive Parts, the overall number of Tier 1 suppliers worldwide decreased from 3,000 to 1,500 between 1990 and 1996, primarily due to industry consolidation. The trend for suppliers to provide VMs with single-point sourcing of integrated systems and modules on a global basis has helped drive industry consolidation.

•	Demand for Safe and Environmentally Friendly Products. Some VMs are increasingly focused on, and governments are increasingly requiring, safe and environmentally friendly or “green” products. Advances in technology have led to a number of new innovations and have reduced costs for existing products, such as passive and active restraints. In addition, there has been increased consumer focus on safety. Environmental trends cut across a wide range of innovations, from emissions controls to fuel and fuel consumption improvements to recyclable materials. In addition, there are some technologies, such as fuel cells, which may revolutionize the automotive industry. The ability of suppliers to cost-effectively produce safe and environmentally friendly products will increasingly be a distinguishing factor among suppliers.

Strategy

      Our objective is to be the world’s leading consumer-focused, technology-driven automotive systems company. Whether we are selling to VMs or directly to consumers, we regard the consumer as our ultimate customer. We systematically gather and analyze consumer information that helps us anticipate new trends and consumer preferences. We then can anticipate our VM customers’ needs with regard to new products and help introduce these products to consumers, gaining acceptance for our products. We believe that our extensive global presence and broad system capabilities provide us with a substantial competitive advantage as we pursue new business around the world. We believe that our consumer focus, global reach and the following strategies will allow us to capitalize on the industry trends described above and to achieve our objective:

      Capitalize on Our Core Ford Business.  We have been the largest supplier to Ford, the world’s largest producer of trucks and the second largest producer of cars and trucks combined, for most of Ford’s history. In 1999, Ford purchased an average of about $2,300 of materials from Visteon for each vehicle Ford sold worldwide. Ford’s continued success in the market has earned it four of the top ten vehicle models sold in the United States in 1999; Ford purchased an average of about $2,900 of materials per vehicle from Visteon on those four models. We also have a significant amount of content on a number of all-new, potentially segment-leading products such as the Excursion, Escape, F-150 SuperCrew, Focus, Explorer Sport Trac and Lincoln LS. We expect continued success with Ford, and our goal is to be a leader in these new vehicle segments, both with Ford and with other VMs.

      Improve Our Operating Performance.  We have implemented a number of initiatives to improve our operating performance on a continuous basis. Reducing costs and streamlining product development and production improves profitability, increases cash flow and frees up capital for investment. Additionally, these operating performance improvements are particularly crucial because of VMs’ continued focus on price reductions. We have focused our performance strategies on the following key functions:

•	Product technology and development. We have put in place a disciplined product development process and state-of-the-art computer tools, some of which are proprietary to Visteon, for the design, development and testing of products and systems. These advances have improved our speed-to-market, reduced our development costs and improved our overall quality.

•	Procurement. We use global procurement to obtain competitive prices for our direct and indirect materials, machinery, equipment and services, as well as for parts we purchase from other suppliers for use in our product offerings. Our independent procurement strategy will be focused on identifying and obtaining the best price, terms and quality for all materials and supplies. We believe that we will be able to derive significant cost savings through increased focus on reducing our supply costs. We plan to achieve this by re-sourcing supply contracts from our least competitive suppliers, increasing our use of Internet procurement, leveraging our scale and continuing our implementation of “lean” cell-based manufacturing.

      Expand Our Non-Ford Business.  Our strategy to win new non-Ford business, particularly on global vehicles, is to take our technology, systems engineering skills and global scale gained during our relationship with Ford and apply them to other VMs. To access these VMs, our intent is to establish appropriate organizational staffing to support these VMs, and to establish facilities near their headquarters and manufacturing facilities. We have made, and expect to continue evaluating, strategic acquisitions, alliances and joint ventures that give us increased access to non-Ford VMs. We also believe that our automotive expertise lends itself to non-automotive applications. We intend to leverage this expertise to grow our non-VM business.

      Use E-Commerce to Lower Costs and Enhance Sales.  The automotive manufacturing business model is in a transition from “push” to “pull,” with the goal being a seamless supply chain building cars and trucks to precise consumer specification on demand. The profit opportunity from being on the forefront of this change is substantial, and we have identified what we believe are the major components of this transition and have developed strategies to allow us to capitalize on this transition. Technology-based supply chain management techniques allow us to substantially lower procurement costs, manage inventory and supply chain logistics more efficiently, sell more effectively, and increase the value of our products to consumers. Additionally, we plan to use e-commerce to increase the value of our products to consumers. As the importance of wireless technology increases, consumers will want to retrofit cars to include updated communication capabilities. As drivers spend increasing time connected to the outside world, we are well positioned to provide the necessary technology and interface. Finally, we believe that by manufacturing innovative products, especially those that are technologically advanced or that have regulatory or safety impacts, we provide products that are not purchased solely on the basis of price and which distinguish us in the Tier 1 arena.

      Exploit Our Technology and Systems Engineering Leadership. Consumers are increasingly demanding technology and electronics to make their cars safer, more convenient and more comfortable. We believe that the use of electronics integration and systems engineering to increase the functionality and personalization of products is key to our future success. As VMs increasingly demand systems instead of individual components, we expect to capitalize on that trend. We are one of the few global suppliers able to deliver systems to VMs across a wide array of product areas, with particular expertise in climate control, audio and instrumentation. Together, sales of these three types of systems accounted for $4.7 billion of our sales in 1999. We have extensive experience in engineering complex and interactive vehicle systems, and have a strong technical knowledge of vehicle and user requirements that form the basis for integrating new technologies. Our systems engineering process allows us to quickly interpret and translate customer (VM and consumer) needs to develop innovative systems-based solutions depending on the needs of individual VMs and the aftermarket. Our advanced technology organization works across business and functional lines to identify, develop and incubate new products and businesses.

      Grow Our Aftermarket Business.  The aftermarket represents a major opportunity for revenue and earnings growth. The time between design and launch is only a matter of months, as compared to years in the case of new vehicle production, allowing us to increase revenues more quickly. The aftermarket also offers an opportunity to sell higher margin products and improve Visteon’s overall returns by leveraging our existing investments in engineering and production. Importantly, the aftermarket serves as a forum for proving consumer acceptance and commercial viability of new high technology product concepts, leading to introduction in the new vehicle market. As we develop our brands and introduce products in conjunction with leading brands, we expect consumers to increasingly demand our products from VMs and “pull” these products through the supply chain. The aftermarket also serves as a partial diversification of our VM business.

      Streamline and Focus Our Product Portfolio.  While having a broad portfolio remains important to our success, we believe that our spin-off from Ford gives us the flexibility and opportunity to focus our investment and technical resources in high growth, strategic and high margin areas. We have implemented, and continue to refine, a portfolio management process. Through this process we regularly evaluate all of our product lines to assess how each supports our overall vision and strategic objectives, with a focus on electronics and systems integration. We intend to invest in those businesses that fit our strategic vision and focus on electronics and systems integration, while exploring every opportunity to address low return operations. In addition, we intend to pursue strategic acquisitions and alliances that complement or fill gaps in our product portfolio, enhance our design, engineering and manufacturing capabilities and increase our access to new markets and customers. We believe that our spin-off from Ford will increase our ability to manage our product portfolio over the long term based on our own strategic objectives. Our labor arrangements, however, place some limits on our ability to divest or restructure businesses in the near term.

Products

      We operate in three business segments — Comfort, Communication & Safety, Dynamics & Energy Conversion and Glass.

Comfort, Communication & Safety

      Our Comfort, Communication & Safety segment is composed of our climate control systems product group, which produces systems, modules and components in the areas of fluid transport, air handling, heat exchange and compressors, and our interior/ exterior systems product group, which produces systems, modules and components in the areas of cockpits, instrument panels, interior trim and seats, lighting and bumpers, as well as safety and convenience systems such as air bag electronics and voice activated control. Comfort, Communication & Safety accounted for about $9.4 billion, or 48.4%, of our 1999 total sales.

      The following table shows the various products in our Comfort, Communication & Safety segment:

Product Line	Description

Climate Control Systems

Heat Exchanger	Some of the products produced by this unit include radiators, condensers, evaporator and heater cores, cooling modules and intercoolers.
The unit also produces exhaust gas recirculated coolers which aid in the improvement of diesel emissions with the new generation of diesel engines.

Air Handling	Some of the products produced by this unit include heating, ventilating and cooling modules, manual controls and electronic automatic temperature controls.

Product Line	Description

Compressors	This unit produces piston compressors that raise refrigerant pressures to provide interior cooling as part of the air conditioning system and scroll compressors that utilize scroll technology (which utilizes rolling rather than sliding components, reducing friction and extending component durability up to 10 years/150,000 miles) for air conditioning systems.

Fluid Transport	This unit produces pressurized a/c hoses (that route refrigerant in the air conditioning system), accumulators (which are pressurized reservoirs for the refrigerant in the air conditioning system), and hydraulic hoses for power steering.

Interior/ Exterior Systems

Interior Systems

Multimedia Systems	This unit produces a wide range of audio systems and components, including integrated cassette/ CD/ DVD radios, amplifiers, and audiophile systems such as Mach™, as well as other systems made in conjunction with Bang & Olufsen and Boston Acoustics.

Entertainment Systems	This unit produces integrated in-vehicle systems which transform home electronic products into automotive vehicle entertainment systems, including DVD and VHS players. We have worked with companies like Nintendo and Sharp Electronics Corporation to bring their systems into the automobile.

Advance Communication Systems	This unit produces products such as wireless portable cellular phone docking units, satellite digital audio radio, ICES™ (which is electronic hardware and software architecture that supports information, communication, entertainment, safety and security features) vehicle emergency messaging and NavMate® (which is an in-vehicle, turn-by-turn navigation system with route guidance provided through a color display screen, turn icons and voice directions). These systems are able to move information into, out of, and around the vehicle utilizing technologies like the Global Positioning System, the Internet, cellular, voice activated control, the Microsoft Windows CE™ operating system and the Palm™ interface.

Vehicle Body Electronics	This unit produces electronic products that can control or sense various functions within the vehicle, including safety, switching, security and control. Examples include remote keyless entry, anti-theft and multiplexing modules, which reduce electrical wires and connectors.

Product Line	Description

Cockpit Modules and Instrument Panels	These units produce fully integrated instrument panels which incorporate the latest safety, driver information, electrical distribution, multimedia, advance communication and climate control systems. These functional instrument panels are styled to correspond to vehicle brand image. They can be hard, soft or 100% recyclable panels. Soft panels can utilize a cast skin process or an environmentally friendly vacuum formed process.

Safety/Security Systems	This unit produces products for occupant protection through crash deployment electronics, crash detection electronics, emergency messaging systems, remote keyless vehicle entry, engine immobilizers, airbag cutoff sub-systems, occupant position/weight sensing systems, energy absorbing materials and energy management electronics.

Driver Information Systems	This unit produces information displays using projected imaging systems to analog/digital instrumentation. Information systems and components provide vehicle information and include analog, electronic and high impact instrument clusters, message centers, fuel computers, clocks and warning modules. Future technologies such as virtual and re-configurable projected image displays/message systems are under development.

Seat Systems	This unit produces luxury seating systems which incorporate enhanced safety, comfort and styling concepts. Our safety seats enhance occupant protection through better energy management, crash severity adaptivity, integrated airbags and anti-whiplash features. We also produce theater seats which deliver styling and comfort in the movie world.
Our interior systems group also produces advanced door modules and systems as well as a variety of interior trim products enhancing the look and feel of the vehicle’s interior.

Exterior Systems

Lighting Systems	This unit produces front lamps, signal lamps and rear lamps which utilize special optic-design software.

Bumpers	This unit produces painted fascias and bumpers for front and rear that support the vehicle energy management system using blow molding and injection molded technologies.

Dynamics & Energy Conversion

      Our Dynamics & Energy Conversion segment is composed of our energy transformation systems product group, which produces systems, modules and components in the areas of energy management, distributed power generation, electrical conversion, and fuel storage and delivery, and our chassis systems product group, which produces systems, modules and components in the areas of axle and driveline, steering and chassis products. Dynamics & Energy Conversion accounted for about $9.2 billion, or 47.6%, of our 1999 total sales.

      The following table shows the various products in our Dynamics & Energy Conversion segment:

Product Line	Description

Energy Transformation Systems

Energy Management	Some of the products produced by this division include: electronic engine controls, throttle body valves, fuel pressure regulators/ dampers, speed control systems, sensors, injectors/ fuel rails and plastic intake manifolds.

Electrical Conversion	This unit produces alternators, starters, ignition coils, poly-gel mitigators, which aid the production of efficient bumper energy absorbers lowering collision damage at low speeds, and custom designed front and rear wiper/ washer systems. For future needs, we are developing a 42-volt electrical system.

Fuel Storage and Delivery	This unit produces fuel tanks, delivery modules, oil and water pumps and carbon canisters, which control evaporative emissions.

Distributed Power	This unit produces power conditioning systems that provide stand-alone electricity generation capacity to non-automotive customers.

Chassis Systems

Suspension and Fully Integrated Chassis Systems	This unit produces front and rear modules, corner modules, suspension electronic modules, springs, stabilizer bars, knuckles and spindles. In addition, this unit is developing superintegrated chassis systems for optimal performance.

Axle/driveline	This unit produces all wheel drive systems, hypoid rear axles, independent suspension axles, driveshafts, halfshafts, power take-off units (which send power to both the front and rear wheels in 4 wheel drive and all wheel drive vehicles), brake discs and brake drums.

Steering Systems	This unit produces hydraulic power assisted steering systems, rack and pinion steering gears, recirculating ball nut steering gears, power steering pumps, steering columns, electric and electro-hydraulic systems and manual steering gears.

Exhaust Systems	This unit produces a full range of catalytic converters which treats the vehicle’s tailpipe exhaust in order for it to comply with the clean air requirements.

Glass

      Our Glass segment is composed of our vehicle glazing product group, which produces glass products for Ford and aftermarket customers, and our commercial glass product group, which produces float glass for commercial architecture. The Glass segment is divided into two product groups: vehicle glazing and commercial glass. Glass accounted for about $773 million of our 1999 total sales.

      On June 2, 2000, we and Ford signed a non-binding letter of intent with Pilkington plc, relating to our Glass business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Strategic Initiatives.”

      For 1999, our Glass segment represented about 6% of our average assets, 4% of our total sales and less than one half of one percent of our net income. Our Carlite® aftermarket operations would be included in the business to be transferred to the joint venture. In connection with the transaction, Ford would enter into a separate supply agreement with the joint venture, which would supersede Ford’s supply agreement with us as it relates to the Glass business. If a definitive agreement is reached, we expect to complete this transaction during 2000. If completed, and dependent upon the terms ultimately agreed to, this transaction would likely result in us incurring a significant charge to earnings. The letter of intent is non-binding, however; there is no assurance that a definitive agreement will be reached or that it will not differ materially from this description.

Product Technology and Development

      We believe our engineering and technical expertise, together with our emphasis on continuing research and development, allows us to use the latest technologies, materials and processes to solve problems for our customers and to bring new, innovative products to the market. Visteon has strategically located design and manufacturing activities in 20 countries, and more than 125 manufacturing, engineering, sales and technical centers to provide our worldwide VM customers with local design, application and manufacturing capabilities. We have over 8,900 technical personnel around the world.

      The following table shows information on our technology, research and development:

	Year Ended December 31,

	1999		1998	1997

Research and development expenditures (in millions)	$1,115		$1,004	$855

Research and development as a percentage of sales	5.7%		5.7%	5.0%
Patents awarded

Primary	146		134	113

Global	274	*	302	221
Patent applications

Primary	249		206	192

Global	716	*	560	548

Engineers, scientists, technical specialists and technicians	8,900		8,100	7,800

*	There is a time lag in reporting of non-United States patents and patent applications. Therefore, these numbers are not complete.

      Our total expenditures for research and development activities are expected to be about $1.2 billion in 2000.

      Our separation arrangements with Ford generally provide that we will own intellectual property rights associated with technologies that support development or integration of vehicle components and that Ford will retain intellectual property rights associated with technologies that support vehicle systems integration or brand identities. Accordingly, Ford has transferred to us full ownership of over 3,700 patents and patent applications worldwide, including over 1,500 primary patents and pending patent applications. In addition, we and Ford have agreed to cross-license most of these intellectual property rights to each other to the extent they are associated with technologies developed prior to August 1, 1999. These cross-licenses will be non-exclusive, royalty-free, and will include rights to make, have made, use and sell the licensee’s products. As a result, Ford will be permitted to have our competitors produce components for Ford utilizing our technology licensed to Ford. We believe that the aggregate values of the cross-licenses are about equal. We believe that we are receiving the intellectual property necessary for us to conduct our business.

Customers

      Ford.  Ford is our largest customer and we are its largest automotive parts supplier. Ford is the world’s largest producer of trucks and the second largest producer of cars and trucks combined. Most of our sales to Ford are to its North American operations. In 1999, our sales to Ford accounted for about 88% of our total sales.

      The supply agreement and related pricing letter we have entered into with Ford in connection with our spin-off provide that all of our existing purchase orders with Ford as of January 1, 2000 will remain in effect at least through the end of 2003, subject to Ford’s right to terminate any particular purchase order if we fail to maintain specified performance standards. In addition, the pricing letter requires a one-time 5% price reduction on products that we were supplying to Ford as of January 1, 2000 based on a market pricing review conducted by Ford and us. The pricing letter also requires productivity price adjustments in each of 2000, 2001, 2002 and 2003 to reflect competitive price reductions obtained each year by Ford from its other Tier 1 suppliers. We and Ford have agreed on a 3.5% productivity price reduction for 2000 on such products, which is consistent with (1) price reductions between Visteon and Ford in prior years and (2) the amount of annual productivity improvement that Ford generally expects from its other Tier 1 suppliers. Price adjustments for 2001, 2002 and 2003 will be calculated using a basket of products composed of identical or substantially similar products that Ford purchases from other suppliers. Our overall price reductions to Ford as a percentage of net sales were 4.9% in 1999, 3.2% in 1998 and 2.7% in 1997.

      Under the supply agreement, until May 31, 2003, we have a right of last refusal to meet competitive terms, including price, technology, service and design, on the first replacement cycle of existing products that (1) we produce in North America, Europe and Mexico (for Mexican production intended for export to the U.S. only) and (2) we supplied to Ford since January 1, 2000. Although the right of last refusal does not apply to Ford’s Volvo or Jaguar brand vehicles or to Mazda Motor Corporation’s vehicles, Ford has agreed to use reasonable efforts to provide us with similar opportunities to bid for business with respect to these vehicles.

      We expect that the opportunity under the supply agreement to provide these replacement products to Ford, together with our existing purchase orders and other commitments, will provide us with the foundation to maintain substantial business with Ford for the foreseeable future. We will also have the opportunity to bid on the same basis as other suppliers for other new Ford business. Our ability to realize sales on all Ford business, including business awarded pursuant to existing purchase orders, is in all cases subject to a variety of factors, including the volume and option mix of vehicles actually produced by Ford, the timing of that production and our continuing competitiveness.

      Recently, Ford, General Motors, DaimlerChrysler, Renault and Nissan announced an initiative to establish Covisint. Covisint is an Internet-based business-to-business marketplace for a large portion of these VMs’ purchases and procurement-related activities. It is likely that other major VMs will join this marketplace or announce competing initiatives. This may put additional price pressure on us as we compete against other Tier 1 suppliers.

      Non-Ford VMs.  Although Ford is by far our largest customer, we do business with 18 of the 20 largest VMs worldwide. Our top five VM customers other than Ford accounted for about 3.4% of our total 1999 sales. We expect the portion of our sales and profits coming from non-Ford VMs to grow following the spin-off, as the VMs’ concerns about confidentiality of product design and technology information are eased. In 1999, 38% of the new business we were awarded for delivery in future years was non-Ford business.

      Most of our products are sold under long-term agreements that require us to provide percentage cost reductions each year. These annual cost reductions are made directly through price reductions and/or indirectly through suggestions regarding manufacturing efficiencies or other cost savings.

      Because we have historically operated as a division of Ford, substantially all of our existing contracts with these non-Ford customers were signed by Ford, not Visteon, and require the consent of the customer in order to assign or transfer the contract, including from Ford to Visteon. We have had discussions with all of our non-Ford customers regarding our spin-off from Ford and our intent to continue to perform under these existing contracts. Given the extremely large number of existing contracts with our non-Ford customers and the positive feedback received during discussions with our non-Ford customers, we do not currently intend either to seek consents from or to enter into new contracts with these customers in connection with our spin-off from Ford. Based on these discussions, we do not believe that our spin-off from Ford will adversely affect our business with these customers. However, we cannot assure you in this regard.

      Aftermarket.  We sell products to the worldwide aftermarket as replacement parts or as customized products, such as body appearance packages and in-car entertainment systems, for current production and older vehicles. In 1999, our aftermarket sales were about $885 million, representing 4.6% of our total sales. We currently sell 58% of this product to the independent aftermarket and 42% to Ford’s Automotive Consumer Service Group, the principal aftermarket sales organization of Ford. In 1999, 89% of our aftermarket sales were in North America, with 9% in Europe and 2% in South America. Visteon’s independent aftermarket sales are focused in five key areas — climate control, remanufactured components, glass, personalized multimedia and vehicle appearance products.

      Non-VM Customers.  We are also leveraging our experience and expertise in the automotive industry to create products with applications in other industries. Many of the products and technologies that we have created in the automotive industry have applications in other industries with minimal additional development cost or time delay. Some of these products include high power electronics, instrument clusters and theater seats, which we are selling to the power generation, motorcycle and movie cinema industries. Our non-VM customers include Honeywell, Honda for motorcycles and Polaris. These non-VM sales accounted for only a nominal amount of our 1999 total sales. We believe that opportunities exist to increase our sales in this area and we intend to continue to work to expand our sales to non-VM customers.

Sales and Marketing

      Visteon has established a sales and marketing organization of dedicated customer teams that provide a consistent interface between key customers and the company. These teams are located in North America, South America, Europe and Asia-Pacific and include program engineers located at customer sites, customer service representatives and plant-resident engineers. At the time of our separation from Ford, our total sales and marketing staff was 664 people. We expect our overall sales and marketing staff to expand as we expand our efforts to gain non-Ford business. We expect that, by the end of 2000, we will have about 125 people dedicated to non-Ford sales and about 216 people dedicated to aftermarket sales. These increases will be somewhat offset by a decline in our Ford sales staff to about 319 at the end of 2000.

Competition

      Although the overall number of our competitors has decreased due to ongoing industry consolidation, the automotive parts industry remains extremely competitive. VMs rigorously evaluate suppliers on the basis of product quality, price competitiveness, technical expertise and development capability, new product innovation, reliability and timeliness of delivery, product design capability, leanness of facilities, operational flexibility, customer service and overall management. Many of our competitors have lower cost structures, particularly with respect to wages and benefits, than our company.

      Comfort, Communication & Safety.  Our principal competitors in the Comfort, Communication & Safety segment include the following: Delphi, Denso Corporation, Johnson Controls, Inc., Lear Corporation, Magna International Inc., Valéo S.A., Mannesman VDO AG and Nippon Seiki Co., Ltd.

      Dynamics & Energy Conversion.  Our principal competitors in the Dynamics & Energy Conversion segment include the following: American Axle & Manufacturing Holdings, Inc., Robert Bosch GmbH, Dana Corporation, Delphi, Denso, Siemens and TRW, Inc.

      Glass.  Our principal competitors in the Glass segment include the following: Asahi Glass Company Limited, AFG Industries, Inc., Pilkington and PPG Industries, Inc.

Legal Proceedings

      We are involved in routine litigation incidental to the conduct of our business. We do not believe that any litigation to which we are currently a party will have a material adverse effect on our financial condition.

Relationship With Ford

      The following is a summary of the terms of some of the agreements we have entered into with Ford. This summary is qualified by reference to the full text of the agreements filed as exhibits to the registration statement of which the accompanying Prospectus is a part.

Master Transfer Agreement

      The master transfer agreement between Ford and us, dated March 30, 2000, called upon Ford to transfer to us and/or our subsidiaries, or for Ford to cause its subsidiaries to transfer to us and/or our subsidiaries, prior to the spin-off, generally, all assets used exclusively in the Visteon business, including but not limited to real property interests, personal property, ownership interests in subsidiaries and joint ventures, the name “Visteon” and the associated logo. Separate arrangements have been made for rights to some intellectual property, as described below. We and Ford have agreed on a division of liabilities as of April 1, 2000:

•	General. Except for any liabilities that Ford may specifically agree in writing to retain, we have agreed to assume all debts, liabilities, guarantees, contingencies and obligations of the Visteon business, whether asserted or unasserted, fixed or contingent, accrued or unaccrued, known or unknown.

•	Product Liability, Warranty and Recall Claims. Ford has agreed to retain liability for all product liability, warranty or recall claims that involve parts made or sold by the Visteon business for 1996 or earlier model year Ford vehicles. Our liability for these types of claims relating to 1997 or later model year Ford vehicles will be governed by Ford’s global terms and conditions, with the understanding that we will be treated by Ford in accordance with Ford’s customary treatment of other suppliers. We have assumed liability for all product liability, warranty or recall claims relating to parts made by the Visteon business and delivered to third parties at any time.

•	Environmental Claims. Future environmental claims arising out of the sites that have been transferred to us and our operation of those sites will be our liability. Ford will retain liability for environmental claims relating to sites not transferred to us or operated by us.

•	Intellectual Property Claims. Subject to limited exceptions, Ford will retain liability for all intellectual property claims that involve parts sold or supplied to Ford on or prior to July 31, 1999. Subject to limited exceptions, our liability for these types of claims relating to later-supplied parts to the same extent as other Tier 1 suppliers would be liable if they had supplied such parts to Ford. We have assumed liability for intellectual property claims relating to parts sold or supplied by the Visteon business to third parties at any time.

•	Employment and General Litigation Claims. We and Ford have agreed on a division of liability for a number of employment and general litigation claims.

Supply Agreement and Related Pricing Letter

      We have entered into a supply agreement, dated as of January 1, 2000, and a pricing letter agreement, dated March 31, 2000, with Ford.

      These agreements provide that all of our existing purchase orders with Ford as of January 1, 2000 will remain in effect at least through the end of 2003, subject to Ford’s right to terminate any particular purchase order for the reasons set forth below. In addition, the pricing letter requires a one-time 5% price reduction on products that we were supplying to Ford as of January 1, 2000 based on a market pricing review conducted by Ford and us. The pricing letter also requires productivity price adjustments in each of 2000, 2001, 2002 and 2003 to reflect competitive price reductions obtained each year by Ford from its other Tier 1 suppliers. We and Ford have agreed on a 3.5% productivity price reduction for 2000 on such products, which is consistent with (1) price reductions between Visteon and Ford in prior years and (2) the amount of annual productivity improvement that Ford generally expects from its other Tier 1 suppliers. Price adjustments for 2001, 2002 and 2003 will be calculated using a basket of products composed of identical or substantially similar products that Ford purchases from other suppliers. The pricing letter provides that, in each of 2001, 2002 and 2003, the parties will agree upon an initial price reduction to be effective commencing January 1 that will remain in effect until the calculation of the actual adjustment is made during the fourth quarter of the year. The initial reduction will be used by Visteon for invoicing purposes until the actual adjustment is determined in the fourth quarter of each year. In addition to these price reductions, we have agreed to use our best efforts to achieve design and engineering improvements in our products sold to Ford so as to further reduce their cost to Ford by 1.5% to 2.5% each year.

      Generally, we will be treated by Ford in the same manner it treats its other Tier 1 suppliers with respect to Ford’s general sourcing policies and practices, including new purchasing and sourcing initiatives. All purchase orders for new business will be subject to Ford’s standard purchase order terms and conditions.

      Until May 31, 2003, we have a right of last refusal to meet competitive terms, including with respect to price, on the first replacement cycle of existing products that (1) we produce in the United States, Canada, Europe and Mexico (for Mexican production intended for export to the U.S. only) and (2) we supplied to Ford since January 1, 2000, provided that we are competitive in terms of design, quality, service and technology as these factors relate to all aspects of bid packages that may be submitted by other suppliers.

      The supply agreement allows Ford to terminate its purchase obligations under a purchase order for a given component if:

•	there is a demonstrable decline in the overall quality of our products or services supplied under that purchase order,

•	we do not remain competitive in terms of design, quality, service, technology and delivery with other responsible suppliers or potential suppliers for that component or

•	Ford can obtain supplies of that component from other suppliers of significantly advanced design or processing.

      We have agreed not to sell or exit any of our business operations engaged in the production of products for Ford without first advising Ford of our intent to do so, providing sufficient detail with respect to the means by which we expect to assure Ford of a continued supply of affected products on the same terms and conditions through the remaining terms of the affected purchase orders. We have agreed to reasonably consider Ford’s input and concerns and Ford has agreed to cooperate in good faith with us in any restructuring actions.

Master Separation Agreement

      The master separation agreement, effective as of June 1, 2000, provides for Ford to provide transitional services, as previously identified by us, until December 31, 2001. These transitional services are services historically provided to us by Ford. In return, we have agreed to pay Ford amounts that reflect its fully accounted cost for these services, including a reasonable allocation for internal overhead costs, as well as any direct costs incurred from outside suppliers. If Ford provides a service to third parties, Ford will charge us no more than the amounts that it charges those third parties.

Aftermarket Relationship Agreement

      We and Ford have entered into an agreement effective as of January 1, 2000 relating to our supplying components for Ford’s aftermarket business, which is managed by Ford’s Automotive Consumer Service Group. The agreement provides that any components purchased by Ford’s Automotive Consumer Service Group from Visteon for vehicles currently in production will be governed by the supply agreement and related pricing letter discussed above. With respect to components purchased by Ford’s Automotive Consumer Service Group from Visteon for vehicles no longer in production, Ford will honor the terms and conditions of all existing agreements, subject to the modifications described below.

      As to pricing for non-production components, Ford’s Automotive Consumer Service Group has agreed to price increases for 2000 not to exceed $4 million. Further, the parties have agreed to a net average price decrease in 2000 of approximately 1.5% of all components sold by Visteon to Ford’s Automotive Consumer Service Group. For each year 2001, 2002, 2003 and 2004, the parties have agreed to a net average price decrease of approximately 2% of the prior year Visteon sales to Ford’s Automotive Consumer Service Group, excluding newly sourced components first sold to Ford’s Automotive Consumer Service Group after July 1 of the prior year. In addition, we can receive credit for these annual price reductions to the extent of cost savings we pass on to Ford’s Automotive Consumer Service Group resulting from changes in design, processing, packing and shipping of components and for the value of all remanufactured parts sold to Ford’s Automotive Consumer Service Group.

      We will be permitted to use tooling owned by Ford’s Automotive Consumer Service Group to produce components for sale to third parties (i.e., other aftermarket suppliers or wholesale distributors) through 2004. Use of such tooling will be without additional charge in 2000. In 2001, however, we will be required to pay Ford’s Automotive Consumer Service Group a tooling use and maintenance fee of 2% and 3.5% on the net sales of components produced from tooling owned by Ford’s Automotive Consumer Service Group and sold to aftermarket suppliers and wholesale distributors, respectively. For each of the years 2002, 2003 and 2004, such fee payments will be 2.5% and 4%, respectively. The obligation to make fee payments does not apply to certain specified uses of tooling owned by Ford’s Automotive Consumer Service Group.

      During the period January 1, 2000 through December 31, 2002, we will have the right to match the best offer presented to Ford’s Automotive Consumer Service Group for the supply of replacement products on all current production service parts, all remanufactured parts that Ford’s Automotive Consumer Service Group requires and which are manufactured by Visteon and all new service parts that Ford’s Automotive Consumer Service Group requires and that are manufactured by Visteon during the period. To invoke the right of last refusal, we must be competitive in terms of quality, service and delivery.

Hourly Employee Assignment Agreement

      We and Ford have entered into an hourly employee assignment agreement effective on April 1, 2000. This agreement sets forth our and Ford’s rights and obligations with respect to the about 23,580 United States hourly employees of Ford (the “Ford hourly employees”) who:

•	are represented by the UAW,

•	are covered by the Ford UAW agreement,

•	are employed in one of our facilities as of a date no later than the date of the spin-off and

•	after the spin-off, will remain Ford employees indefinitely but will be assigned to work for us.

      Under the agreement, we, as Ford’s agent, will exercise day-to-day supervision over the Ford hourly employees, including assigning work and evaluating, supervising and disciplining such employees in accordance with the terms of the Ford UAW agreement. We will advise Ford of any major issues that arise under the Ford UAW agreement or other major employment matters potentially affecting UAW hourly represented Ford employees or other significant matters. Ford reserves the right to handle the matter if a joint course of action cannot be agreed.

      Ford will continue to provide payroll processing services for the Ford hourly employees (including paying wages and other compensation and making appropriate tax withholdings and filings) and will continue to provide Ford hourly employees with the same employee benefits generally offered to other hourly employees of Ford who are represented by the UAW. We will reimburse Ford for the wage, benefit and other costs incurred by Ford for the Ford hourly employees.

      Although we will be obligated to utilize the services of the Ford hourly employees and comply with the terms of the agreement until the termination of employment of all the Ford hourly employees, under the agreement Ford and Visteon will work together to attempt to minimize the cost of surplus Ford hourly employees during the term of the agreement, but Ford is not committed to assume any liability for any such costs.

Employee Transition Agreement

      We and Ford have entered into an employee transition agreement dated as of April 1, 2000. This agreement covers the transfer of employment of the employees (other than the Ford hourly employees covered by the hourly employee assignment agreement discussed above) engaged in the Visteon business to Visteon and provides for the transition of employee benefit plans and programs.

Tax Sharing Agreement

      We have entered into a tax sharing agreement with Ford. Pursuant to this agreement, with respect to the period between the date of the transfer of the Visteon business to us and the date of the spin-off, we generally are required to make payments to Ford on account of all U.S. income taxes attributable to the Visteon business.

      We have agreed, until two years after the completion of the spin-off, not to take, or permit any of our subsidiaries to take, any actions or enter into any transaction or series of transactions that would cause the spin-off not to qualify under Section 355 of the United States Internal Revenue Code.

      For example, we have agreed not to take some actions for two years following the spin-off, unless we obtain an IRS ruling or an opinion of counsel to the effect that these actions will not affect the tax-free nature of the spin-off. These actions include: some issuances of our stock; a liquidation or merger of Visteon; and dispositions of assets of an aggregate gross fair market value of $500 million or more of Visteon and its affiliates outside the ordinary course of business.

      If any of these transactions were to occur, the spin-off could be taxable to Ford and, if so, would subject Ford to a substantial tax liability. We have agreed to indemnify Ford and its affiliates to the extent that any action we take or fail to take gives rise to a tax incurred by Ford or any of its affiliates with respect to the spin-off. In addition, we have agreed to indemnify Ford for any tax resulting from an acquisition by one or more persons of a 50% or greater interest in our company.

Cross-Licenses

      Through subsidiaries, we and Ford have entered into non-exclusive, royalty-free cross-licenses. These cross-licenses provide for a license from us back to Ford of intellectual property rights contributed to us by Ford in connection with our separation (i.e., intellectual property rights associated with technologies that support our business). Ford will be permitted to make and to have others (such as our competitors) produce components and systems for Ford utilizing the technology that we have licensed to Ford. The cross-licenses also provide for a license from Ford to us of some of the intellectual property rights retained by Ford (i.e., technologies that support Ford’s remaining business).

EXECUTIVE OFFICERS AND DIRECTORS

      The following table shows information about the executive officers and directors of our company:

Name	Position

Peter J. Pestillo	Chairman of the Board of Directors, Chief Executive Officer and President

Robert J. Womac	Executive Vice President of Operations

Daniel R. Coulson	Executive Vice President and Chief Financial Officer

Stacy L. Fox	Senior Vice President, General Counsel and Secretary

Robert H. Marcin	Senior Vice President of Human Resources

Susan F. Skerker	Senior Vice President of Business Strategy and Corporate Relations

William H. Gray, III	Director

Robert H. Jenkins	Director

Robert M. Teeter	Director

      Peter J. Pestillo.  Prior to coming to Visteon in January 2000, Mr. Pestillo was the Vice Chairman and chief of staff for Ford. He was responsible for Governmental Affairs, Human Resources, the Office of the General Counsel and Public Affairs. He assumed this position in January 1999. In July 1999, he undertook the added responsibility of overseeing Visteon, The Hertz Corporation and Ford Land. Mr. Pestillo joined Ford as vice president, Labor Relations in 1980. He was named vice president, Employee Relations in 1985 and vice president, Employee and External Affairs in 1986. In 1990, Mr. Pestillo became vice president, Corporate Relations and Diversified Businesses, where he had responsibility for managing and divesting Ford’s steel, aerospace and tractor operations. In January 1993, he was elected Executive Vice President, Corporate Relations. Before coming to Ford, Mr. Pestillo was vice president, Corporate and Employee Relations for The BF Goodrich Company and held industrial relations positions with the General Electric Company. Mr. Pestillo holds a bachelor’s degree in economics from Fairfield University and a law degree from Georgetown University in Washington D.C., where he is a member of the Bar association, and is a graduate of the Advanced Management Program at Harvard University. Mr. Pestillo is also currently a director of Hertz.

      Robert J. Womac has been Executive Vice President of Operations since September 1997, responsible for Visteon’s technology, product development, manufacturing, supply, information technology and quality. Prior to joining Visteon, Mr. Womac was a vice president of Ford and general manager of the Automotive Components Division beginning in November 1996. Previously, Mr. Womac was named manager, business strategy development and sales, Electrical and Electronics Division at Ford, followed by assignments as director of business strategy, Corporate Strategy Staff, and president of Ford Electronics and Refrigeration Corp., a Ford subsidiary, and, beginning in July 1988, General Manager of the Electrical and Fuel Handling Division through October 1996. Earlier in his career, Mr. Womac was an electrical engineer at the Ford Rawsonville Plant, an electrical and fuel-handling manufacturer. After holding several supervisory roles there, he became plant engineering manager in 1973 at another electrical and fuel handling plant and became plant manager in 1979. Mr. Womac holds a bachelor’s degree in Electrical Engineering from the University of Detroit and a master’s degree in business administration from the University of Michigan.

      Daniel R. Coulson was the director of accounting for Ford prior to becoming Executive Vice President and Chief Financial Officer of Visteon in January 2000. From June 1994 to December 1999 he was responsible for Ford’s worldwide accounting organization and its accounting policies, procedures and systems. He was also responsible for Ford’s external financial reporting and payroll operations. Mr. Coulson joined Ford as an accountant with the General Parts Division in 1965 and held a number of analytical and supervisory positions with Ford’s Finance staff before becoming research-planning manager for Ford’s Scientific Research Staff in 1974. In 1976, Mr. Coulson was appointed manager of the Ford Finance Banking Department and manager of the Profit Forecast and Financial Statements department in 1977. Between July 1989 and June 1994, Mr. Coulson was the controller of the Ford and Lincoln-Mercury Divisions. Mr. Coulson holds a bachelor’s degree in finance and a master’s degree in business administration from Michigan State University.

      Stacy L. Fox became Senior Vice President, General Counsel and Secretary of Visteon in January 2000. Prior to her arrival at Visteon, Ms. Fox was at Johnson Controls where she had been group vice president and general counsel of the Automotive Systems Group since September 1993. As General Counsel, she led both the Legal Department and the Environmental, Health & Safety Department for the worldwide Automotive Group. From 1989 to 1993, Ms. Fox served as Group Counsel, Automotive Systems Group and Plastics Technology Group at Johnson Controls. Earlier in her career, Ms. Fox worked for Unisys Finance Corporation as general counsel and as an associate attorney for Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. in Boston, Massachusetts. Ms. Fox holds a bachelor of science degree and a law degree from the University of Michigan.

      Robert H. Marcin has been Senior Vice President of Human Resources since January 1, 2000. Prior to joining Visteon, he was executive director — Labor Affairs, Ford Motor Company, a position he assumed in August 1998. He was responsible for coordinating Ford’s labor relations functions worldwide. Prior to this appointment, Mr. Marcin served as director, U.S. Union Affairs, a position held since November 1996. In October 1995, he was appointed director, International Labor Affairs. He joined Ford’s Employee Relations Staff in 1993 as director, Compensation Planning Office. Previously, Mr. Marcin served as executive vice president-director, Employee and External Affairs for First Nationwide Financial Corporation from 1989 until 1993. Mr. Marcin joined Ford in 1973 with Ford Aerospace as employee representative, Western Development Laboratories Division. From 1973 until 1989 he held various positions, including as compensation and personnel planning analyst for Ford Aerospace. Mr. Marcin holds a bachelor’s degree from State University of New York and an MBA from California State University at Hayward.

      Susan F. Skerker held numerous positions at Ford, including senior director, Global Public Policy, prior to becoming Senior Vice President of Business Strategy and Corporate Relations of Visteon in January 2000. She was appointed Senior Director, Global Public Policy in January 1994 and was responsible for managing public policy issues that impacted Ford as well as the automotive industry. This included developing plans, strategies and objectives related to public policy issues on a global scale, including the development of Ford’s consumer-focused environmental initiatives. Before joining Ford in 1973, Ms. Skerker was special assistant to the assistant secretary for Domestic and International Business at the U.S. Department of Commerce, Washington, D.C. Ms. Skerker holds a bachelor’s degree and a master’s degree from the University of Florida and is a 1985 graduate of the Advanced Management Program at Harvard University.

      William H. Gray, III has been president and chief executive officer of The College Fund/UNCF since September 1991. Prior to this, Mr. Gray served in the U.S. Congress after first being elected to the House of Representatives in 1978. During his congressional tenure, Mr. Gray served as Chairman of the House Budget Committee, Chairman of the Democratic Caucus and Majority Whip of the House of Representatives. He also is a Director of The Chase Manhattan Corporation, Electronic Data Systems Corporation, ezgov.com, MBIA Inc., Pfizer Inc., The Prudential Insurance Company of America, Rockwell International Corporation and Viacom Inc. Mr. Gray holds a bachelor’s degree from Franklin and Marshall College and a master’s degree from Drew Theological Seminary and Princeton Theological Seminary.

      Robert H. Jenkins, prior to his recent retirement, served as the Chairman of Sundstrand Corporation from April 1997 to June 1999 as well as the Chief Executive Officer and President of Sundstrand from October 1995 to June 1999. Prior to that, Mr. Jenkins served in various positions at Illinois Tool Works from 1986 to 1995, ultimately rising to Executive Vice President. Prior to that, Mr. Jenkins held positions with Xtex, Inc., Scott Paper Company and E.I. Dupont De Nemours and Co. Mr. Jenkins currently serves on the board of directors of AK Steel Holding Corporation, CLACOR Inc., Sentry Insurance, Solutia Inc. and Pella Corporation. Mr. Jenkins holds a bachelor’s degree in business administration and engineering from the University of Wisconsin.

      Robert M. Teeter is President of Coldwater Corporation, a business consulting firm in Ann Arbor, Michigan. Prior to his current position at Coldwater, he held several management positions, including President of Market Opinion Research from 1966-1987. Mr. Teeter also is currently a director for the Bank of Ann Arbor and United Parcel Service. Mr. Teeter holds a bachelor’s degree from Albion College and a master’s degree from Michigan State University.

DESCRIPTION OF NOTES

      This description of terms of the Notes adds information to the descriptions of the general terms and provisions of Debt Securities in the Prospectus. If this summary differs in any way from the summary in the Prospectus, you should rely on this summary. The Notes are part of the Debt Securities registered by Visteon to be issued on terms to be determined at the time of sale.

The Notes

      The 7.95% Notes initially will be limited to $500,000,000 aggregate principal amount and the 8.25% Notes initially will be limited to $700,000,000 aggregate principal amount. The 7.95% Notes will mature on August 1, 2005, and the 8.25% Notes will mature on August 1, 2010. The Notes will be unsecured obligations of Visteon, each series ranking pari passu with the other, and will bear interest from August 3, 2000 at the rates per annum set forth on the cover page of this Prospectus Supplement. Interest will be payable on February 1 and August 1 of each year, commencing February 1, 2001, to the persons in whose names each such series of Notes is registered at the close of business on the 15th day preceding each such date, subject to certain exceptions. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The Notes are subject to redemption prior to maturity as and to the extent described in “— Optional Redemption” and “— Redemption for Tax Reasons” below. Each series of Notes also is subject to defeasance on the terms and conditions stated in the accompanying Prospectus.

      Visteon may, without the consent of the holders of the Notes of either series, issue additional notes of either series ranking pari passu with the Notes and with the same interest rate, maturity and other terms as such series of Notes. Any additional notes will, together with the 7.95% Notes or 8.25% Notes, as the case may be, constitute a single series of the respective series of Notes under the Indenture. No additional notes of either series may be issued if an Event of Default has occurred with respect to such series.

Book-Entry, Delivery and Form

      Each series of Notes will be issued in the form of one or more fully registered Global Notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”), and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Clearstream Banking, Société anonyme (“Clearstream Luxembourg”) or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depository. Citibank, N.A. will act as depositary for Clearstream Luxembourg and The Chase Manhattan Bank will act as depositary for Euroclear (in such capacities, the “U.S. Depositaries”). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

      Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.

      Distributions with respect to each series of Notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

      Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

      The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

      Distributions with respect to each series of Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. If any of Euroclear, Clearstream Luxembourg or the Depository notifies Visteon that it is unwilling or unable to continue as a clearing system in connection with the Global Notes or, in the case of the

Depository only, the Depository ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and in each case a successor clearing system is not appointed by Visteon within 90 days after receiving such notice from Euroclear, Clearstream Luxembourg or the Depository or on becoming aware that the Depository is no longer so registered, Visteon will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by such Global Notes upon delivery of such Global Notes for cancellation. In the event definitive Notes are issued, Visteon will promptly appoint a paying agent and transfer agent in Luxembourg. Visteon will publish the name of the Luxembourg paying agent and transfer agent in Luxembourg. In the event definitive Notes are issued, the holders thereof will be able to receive payments on the Notes and effect transfers of the Notes at the offices of the Luxembourg paying agent and transfer agent.

Global Clearance and Settlement Procedures

      Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

      Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

      Because of time-zone differences, credits of Notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Clearstream Luxembourg Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depository.

      Although the Depository, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Payment of Additional Amounts

      Visteon will, subject to the exceptions and limitations described below, pay as additional interest, on each series of Notes, any additional amounts that are necessary in order that the net payment by Visteon’s paying agents of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

(b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

(c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

(d) being or having been a “10-percent shareholder” of Visteon as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

(2) to any holder that is not the sole beneficial owner of such Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Visteon or a paying agent from the payment;

(5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

(7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

(8) in the case of any combination of items (1), (2), (3), (4), (5), (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading “—Payment of Additional Amounts” and under the heading “— Redemption for Tax Reasons” below, Visteon shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

      As used under this heading “—Payment of Additional Amounts” and under the headings “— Redemption for Tax Reasons,” “Certain United States Tax Documentation Requirements” and “United States Taxation of Non-United States Persons” below, the term “United States” means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, “United States person” means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source and “non-United States person” means a person who is not a United States person.

Optional Redemption

      Each series of Notes may be redeemed in whole at any time or in part from time to time, at the option of Visteon, at a redemption price equal to the greater of (1) 100% of the principal amount of the applicable series of Notes to be redeemed, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the applicable series of Notes to be redeemed discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points for the 7.95% Notes or the applicable Treasury Rate plus 25 basis points for the 8.25% Notes, in each case plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

      “Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

      “Business Day” means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

      “Independent Investment Banker” means Goldman, Sachs & Co. and its successor or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with Visteon.

      “Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or, (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

      “Reference Treasury Dealer” means (1) each of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “Primary Treasury Dealer”), Visteon will substitute for such firm another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with Visteon.

      “The Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

      Holders of Notes to be redeemed as provided above will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the Notes of the series are to be redeemed, the Trustee will select, not more than 60 days before the redemption date, the particular Notes or portions thereof for redemption from the outstanding Notes not previously called by such method as the Trustee deems fair and appropriate.

Redemption for Tax Reasons

      If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, Visteon becomes or will become obligated to pay additional amounts with respect to either series of Notes as described above under the heading “—Payment of Additional Amounts” or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to Visteon or any affiliate, that results in a substantial probability that Visteon will or may be required to pay such additional amounts, then Visteon may, at its option, redeem, as a whole, but not in part, such series of Notes on not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Visteon determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under such series of Notes. No redemption pursuant to (b) above may be made unless Visteon shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described above under the heading “—Payment of Additional Amounts” and Visteon shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Visteon is entitled to redeem such Notes pursuant to their terms.

Notices

      Notices to holders of each series of Notes, including notice of any redemption, will be published in Authorized Newspapers in The City of New York, in London, and, so long as Notes of the series are listed on the Luxembourg Stock Exchange, in Luxembourg. An “Authorized Newspaper” is a newspaper in an official language of the place in question. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times and in Luxembourg in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

Applicable Law and Service of Process

      The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York. Visteon has designated CT Corporation System in New York City as its authorized agent to receive service of process in the State of New York.

CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

      A beneficial owner of a Note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

      Exemption for Non-United States persons (IRS Form W-8BEN or IRS Form W-8). A beneficial owner of a Note that is a non-United States person (other than certain persons that are related to Visteon through stock ownership as described in clauses (x)(a) and (b) of Paragraph (i) under “United States Taxation of Non-United States Persons — Income and Withholding Tax”) can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) or, through December 31, 2000, IRS Form W-8 may be used. Copies of IRS Form W-8BEN or IRS Form W-8 may be obtained from the Luxembourg listing agent.

      Exemption for Non-United States persons with effectively connected income (IRS Form W-8ECI or IRS Form 4224). A beneficial owner of a Note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8ECI (Certificate of Foreign Person’s Claim for Exemption from Withholding on Income Effectively Connected with the Conduct of a Trade or Business in the United States) or, through December 31, 2000, IRS Form 4224 may be used.

      Exemption or reduced rate for Non-United States persons entitled to the benefits of a treaty (IRS Form W-8BEN or IRS Form 1001). A beneficial owner of a Note that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) or, through December 31, 2000, IRS Form 1001 may be used.

      Exemption for United States Persons (IRS Form W-9). A beneficial owner of a Note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

      United States federal income tax reporting procedure. A beneficial owner of a Note or, in the case of IRS Forms W-8BEN and W-8ECI, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Clearstream Luxembourg as the holder of the Note, the IRS Form must be provided to Euroclear or Clearstream Luxembourg, as the case may be. Each other person through which a Note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS Form is received by the person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Euroclear or Clearstream Luxembourg, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under “United States Taxation of Non-United States Persons — Income and Withholding Tax,” if a beneficial owner of the Note provides an IRS Form W-8BEN to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

      Regulations issued by the IRS in 1997 and recently amended will be effective for payments made after December 31, 2000 and make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

      Each holder of a Note should be aware that if it does not properly provide the required IRS form (or any required renewal thereof), or if the IRS form (or, if permissible, a copy of such form) is not properly transmitted to and received by the person otherwise required to withhold United States federal income tax, interest on the Note may be subject to United States withholding tax at a 30% rate and the holder (including the beneficial owner) will not be entitled to any additional amounts from Visteon described under the heading “Description of Notes — Payment of Additional Amounts” with respect to such tax. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such holder’s United States federal income tax. The foregoing does not deal with all aspects of federal income tax withholding that may be relevant to non-United States holders of the Notes. Investors are advised to consult their own tax advisors for specific advice concerning the ownership and disposition of Notes.

UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

Income and Withholding Tax

      In the opinion of Dickinson Wright PLLC, counsel to Visteon, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

(i) payments of principal and interest on a Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Visteon entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to Visteon through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Note or such owner’s agent provides an IRS Form W-8BEN (or, through December 31, 2000, IRS Form 1001) claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Note or such owner’s agent provides an IRS Form W-8ECI (or, through December 31, 2000, IRS Form 4224); provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

(ii) a non-United States person will not be subject to United States federal income or withholding tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the beneficial owner’s trade or business in the United States or in the case of an individual holder who has become a “resident” of the United States for federal income tax purposes or is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

(iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual’s death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Visteon entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

      Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

Backup Withholding and Information Reporting

      In general, information reporting requirements will apply to payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and “backup withholding” at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

      Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Visteon or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause (y) or (z) in Paragraph (i) under the heading “— Income and Withholding Tax” has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under the heading “— Income and Withholding Tax” and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

      Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

      Regulations issued by the IRS, which will be effective for payments made after December 31, 2000, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

      Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder’s United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

      Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042-S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of our “earnings” to our “fixed charges” for the first six months of 2000 and for each of the years 1995 through 1999 was:

	Years Ended December 31,
Six Months Ended
June 30, 2000	1999	1998	1997	1996	1995

5.7	7.6	11.8	8.5	7.7	4.1

      For purposes of the ratio, “earnings” means the sum of:

•	our pre-tax income,
•	the pre-tax income of our majority-owned subsidiaries, whether or not consolidated,
•	our proportionate share of the income of any fifty-percent-owned companies,
•	any income we received from less-than-fifty-percent-owned companies and
•	our fixed charges.

           “Fixed charges” means the sum of:

•	the interest we paid on borrowed funds,
•	the amount we amortized for debt discount, premium and issuance expense and
•	one-third of all our rental expenses (the proportion considered representative of the interest factor).

      Our ratios of earnings to fixed charges for the periods presented above are not necessarily representative of what our ratios would have been had we operated as a separate, stand-alone entity.

UNDERWRITING

      Visteon and the Underwriters for the offering named below have entered into an Underwriting Agreement and a Pricing Agreement with respect to the Notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amounts of Notes indicated in the following table.

	Principal Amount of	Principal Amount of
Underwriters	7.95% Notes	8.25% Notes

Goldman, Sachs & Co.	$200,000,001	$280,000,005

Morgan Stanley & Co. Incorporated	100,000,000	140,000,000

Salomon Smith Barney Inc.	100,000,000	140,000,000

Banc of America Securities LLC	11,111,111	15,555,555

Banc One Capital Markets, Inc.	11,111,111	15,555,555

Chase Securities Inc.	11,111,111	15,555,555

Credit Suisse First Boston Corporation	11,111,111	15,555,555

Deutsche Bank Securities Inc.	11,111,111	15,555,555

HSBC Securities (USA) Inc.	11,111,111	15,555,555

J.P. Morgan Securities Inc.	11,111,111	15,555,555

Scotia Capital (USA) Inc.	11,111,111	15,555,555

UBS Warburg LLC	11,111,111	15,555,555

Total	$500,000,000	$700,000,000

      Notes sold by the Underwriters to the public will initially be offered at the initial public offering prices set forth on the cover of this Prospectus Supplement. Any 7.95% Notes and 8.25% Notes sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.20% and 0.30% of the principal amount of the 7.95% Notes and 8.25% Notes, respectively. Any such securities dealers may resell any 7.95% Notes and 8.25% Notes purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.10% and 0.25% of the principal amount of the 7.95% Notes and 8.25% Notes, respectively. If all the Notes are not sold at the initial offering prices, the Underwriters may change the offering prices and the other selling terms.

      An affiliate of one of the Underwriters is the lender under the short-term, unsecured credit facility that we intend to repay with all or substantially all of the net proceeds of this offering of Notes. Because more than 10% of the net proceeds of the offering will be paid to an affiliate of one of the Underwriters, the offering is being made in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

      Bank One Trust Company, National Association, an affiliate of Banc One Capital Markets, Inc., one of the Underwriters, is the Trustee under the Indenture. William H. Gray, III, one of our directors, also is a director of The Chase Manhattan Corporation and The Chase Manhattan Bank, affiliates of Chase Securities Inc., one of the Underwriters. In addition, in the ordinary course of their respective businesses certain of the Underwriters and their affiliates have engaged and may in the future engage in various other banking and financial services for and commercial transactions with Visteon and its affiliates.

      The Notes are new issues of securities with no established trading market. Visteon has been advised by the Underwriters that the Underwriters intend to make markets in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes of either series.

      The Notes are offered for sale in the United States, Europe and Asia.

      Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Notes, in or from any jurisdiction outside the United States except under circumstances that will, to the best knowledge and belief of such Underwriter, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Visteon except as set forth in the Underwriting Agreement and Pricing Agreement.

      Each Underwriter acknowledges that this Prospectus Supplement and the accompanying Prospectus have not been registered with the Registrar of Companies in Singapore and that the Notes are offered in Singapore pursuant to an exemption invoked under section 106C of the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”). Accordingly, each Underwriter has represented and agreed that the Notes may not be offered or sold, nor may this Prospectus Supplement and accompanying Prospectus or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of, section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

      Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

      Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the Notes will not offer or sell any Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

      The Notes may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or a profession.

      Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the relevant issue price set forth on the cover page hereof.

      In connection with the offering, the Underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater principal amount of Notes of a series than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes of a series while the offering is in progress.

      The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased Notes of a series sold by or for the account of such Underwriter in stabilizing or short covering transactions.

      These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of Notes. As a result, the price of the Notes of a series may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

      It is expected that delivery of the Notes will be made against payment therefor on August 3, 2000, which is the third business day following the date of this Prospectus Supplement.

      Visteon estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $900,000.

      Visteon has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

LEGAL OPINIONS

      The legality of the Notes will be passed on for Visteon by Dickinson Wright PLLC, Bloomfield Hills, Michigan. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will issue an opinion letter as to certain legal matters for the Underwriters. Skadden, Arps, Slate, Meagher & Flom LLP represents Visteon from time to time in connection with legal matters.

GENERAL INFORMATION

      Application has been made to list each series of the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Amended and Restated Certificate of Incorporation and the Amended and Restated By-Laws of Visteon and a legal notice relating to the issuance of the Notes have been deposited prior to listing with the Greffier en Chef du Tribunal d’Arrondissement de et à Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture dated as of June 23, 2000 and Visteon’s current Quarterly Report, as well as all of its future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of BNP Paribas Luxembourg in Luxembourg, 10A Boulevard Royal, L-2093 Luxembourg. BNP Paribas Luxembourg will act as intermediary between Visteon and the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of Visteon, as well as all documents mentioned under “Where You Can Find More Information” in the accompanying Prospectus, may be obtained free of charge at the main office of BNP Paribas Luxembourg in Luxembourg.

      The annual financial statements which are incorporated into the accompanying Prospectus by reference have been audited by PricewaterhouseCoopers LLP, 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their report thereon, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

      PricewaterhouseCoopers LLP have given and not withdrawn their written consent to the incorporation by reference into the accompanying Prospectus of their report dated April 7, 2000,

except as to Note 1 for which the date is June 1, 2000, relating to the consolidated financial statements of Visteon Corporation and Subsidiaries, which appear in Visteon’s Prospectus dated June 13, 2000 as filed with the SEC on June 14, 2000.

      This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated in them by reference, will be available free of charge at the main office of BNP Paribas Luxembourg in Luxembourg.

      Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Visteon since June 30, 2000.

      Neither Visteon nor any of its subsidiaries is involved in litigation, arbitration or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Visteon is not aware of any such litigation, arbitration or administrative proceedings pending or threatened.

      Visteon represents that the information contained in this Prospectus Supplement and accompanying Prospectus is correct. Visteon accepts responsibility for the accuracy of such information.

      Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Visteon on June 23, 2000 and July 28, 2000 and by the Securities Pricing Committee of such Board on July 31, 2000.

      The Notes have been accepted for clearance by Euroclear and Clearstream Luxembourg and have been assigned Euroclear and Clearstream Luxembourg Common Code Numbers, International Security Identification Numbers (ISIN) and CUSIP Numbers as follows:

	7.95% Notes	8.25% Notes

Euroclear and Clearstream Luxembourg Common Code:	011583083	011583091

ISIN:	US92839UAA51	US92839UAB35

CUSIP:	92839U AA 5	92839U AB 3

PRINCIPAL OFFICES OF VISTEON CORPORATION

5500 Auto Club Drive

Dearborn, Michigan 48126
United States of America

TRUSTEE

Bank One Trust Company, N.A.

Corporate Trust Department
One North State Street, 9th Floor
Chicago, Illinois 60670
United States of America

LUXEMBOURG STOCK EXCHANGE LISTING AGENT

BNP Paribas Luxembourg

10A Boulevard Royal
L-2093 Luxembourg

LEGAL ADVISERS

To Visteon Corporation as to United States Law

Dickinson Wright PLLC

38525 Woodward Avenue
Bloomfield Hills, Michigan 48304
United States of America

To the Underwriters as to United States Law

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square
New York, New York 10036
United States of America

AUDITORS TO VISTEON CORPORATION

PricewaterhouseCoopers LLP

400 Renaissance Center
Detroit, Michigan 48243
United States of America

PROSPECTUS

[Visteon Logo]

Visteon Corporation

$2,000,000,000

DEBT SECURITIES

        This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $2,000,000,000.

      This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus.

      You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

      See “Risk Factors” on page 5 for information you should consider before buying these securities.

      Our principal executive offices are located at:

Visteon Corporation

5500 Auto Club Drive
Dearborn, Michigan 48126
(800) VISTEON

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 19, 2000.

      You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

      Our securities are not being offered in any jurisdiction where the offer is not permitted.

      You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of the document.

      Each reference in this prospectus to “Visteon,” “we,” “our” or “us” means Visteon Corporation and its consolidated subsidiaries, unless the context requires otherwise.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the SEC. The registration statement and these other SEC filings are available to you at the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the SEC’s regional offices in New York at Seven World Trade Center, 13th Floor, New York, NY 10048 and in Chicago at Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You also may inspect our SEC filings at the New York Stock Exchange, the exchange on which our common stock is listed, at 20 Broad Street, 7th Floor, New York, NY 10005.

      The SEC allows us to “incorporate by reference” information in documents that we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference into this prospectus our prospectus dated June 13, 2000 as filed with the SEC on June 14, 2000, our current reports on Form 8-K as filed with the SEC on July 17 and 18, 2000 and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities offered by this prospectus.

      You may request copies of these filings at no cost, by writing or telephoning us at the following address:

Visteon Corporation

Attn: Investor Relations
5500 Auto Club Drive
Dearborn, Michigan 48126
Telephone: (877) 367-6092
Fax: (313) 390-1877

      We maintain a website at http://www.visteon.com. Our website and the information at that site, or connected to that site, is not incorporated into this prospectus, any prospectus supplement or the registration statement of which this prospectus is a part.

      This prospectus contains and incorporates by reference forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek” and “estimate” signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Some of these risks and uncertainties are and will be identified as “Risk Factors” in SEC filings incorporated by reference into this prospectus and in one or more prospectus supplements. The risks and uncertainties so identified are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect us. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition and results of operations. For these reasons, we caution you not to place undue reliance on our forward-looking statements.

VISTEON CORPORATION

      We are the world’s second largest supplier of automotive systems, modules and components to global vehicle manufacturers, according to the latest available industry data. Our 1999 sales were $19.4 billion, or, on a pro forma basis (giving effect to our spin-off from Ford Motor Company), $18.7 billion. We have become a leader in the global automotive parts industry by capitalizing on the extensive experience we have gained as the largest supplier to Ford, the world’s largest producer of trucks and the second largest producer of cars and trucks combined.

      We have been the largest supplier of automotive parts to Ford for most of Ford’s history. Ford produces cars and trucks that are marketed and sold under the Ford, Lincoln, Mercury, Volvo, Jaguar and Aston Martin brands. We began using the “Visteon” name in 1997 and were incorporated in Delaware on January 5, 2000 in preparation for our spin-off from Ford effective June 28, 2000. Before the spin-off, we have been a division of Ford and, more recently, a wholly-owned subsidiary of Ford. After our spin-off from Ford, we will be an independent supplier. We believe that our independence will enhance our ability to increase sales to non-Ford vehicle manufacturers over time.

      In recent years, our goal has been to pursue new business growth opportunities with Ford and non-Ford vehicle manufacturers, or VMs, as well as with non-automotive customers. Non-Ford business as a percentage of our total sales has grown from about 7% in 1997 to about 12% in 1999. We have a goal of expanding our non-Ford business to 20% of our sales by 2002. We believe that our spin-off from Ford will facilitate our achievement of this goal.

      We have a broad global presence — about 23.5% of our total 1999 sales were derived from products manufactured outside of the United States. We have a workforce of over 81,000 and a network of manufacturing sites, technical centers, sales offices and joint ventures located in every major region of the world. We operate in three business segments: Comfort, Communication & Safety; Dynamics & Energy Conversion; and Glass, and we are a leading Tier 1 supplier in the first two of these three segments.

RISK FACTORS

      Carefully consider the risks and uncertainties identified as “Risk Factors” in the SEC filings incorporated by reference into this prospectus and contained in the applicable prospectus supplement before you invest. The risks and uncertainties so identified are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely affect us.

USE OF PROCEEDS

      We will use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, except as we may state otherwise in an applicable prospectus supplement. If we intend to use the proceeds to repay outstanding debt, then we will provide details about the debt that is being repaid.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of our “earnings” to our “fixed charges” for the first six months of 2000 and for each of the years 1995 through 1999 was:

Six Months	Year Ended December 31,
Ended
June 30, 2000	1999	1998	1997	1996	1995

5.7	7.6	11.8	8.5	7.7	4.1

      For purposes of the ratio, “earnings” means the sum of:

•	our pre-tax income,

•	the pre-tax income of our majority-owned subsidiaries, whether or not consolidated,

•	our proportionate share of the income of any fifty-percent-owned companies,

•	any income we received from less-than-fifty-percent-owned companies and

•	our fixed charges.

      “Fixed charges” means the sum of:

•	the interest we paid on borrowed funds,

•	the amount we amortized for debt discount, premium and issuance expense and

•	one-third of all our rental expenses (the proportion considered representative of the interest factor).

      Our ratios of earnings to fixed charges for the periods presented above are not necessarily representative of what our ratios would have been had we operated as a separate, stand-alone entity.

DESCRIPTION OF DEBT SECURITIES

      We describe in this section the general terms that will apply to any particular series of securities that we may offer by this prospectus and an applicable prospectus supplement in the future. When we issue a particular series, we will describe in the prospectus supplement that relates to the series (i) the specific terms of the securities and (ii) the extent to which the general terms described in this section apply to the securities of that series.

      We expect to issue the securities under an Indenture with Bank One Trust Company, National Association, as Trustee, which is included as an exhibit to the registration statement of which this prospectus forms a part. In the discussion that follows, we summarize particular provisions of the Indenture and include the relevant section numbers of the Indenture in parentheses. Our discussion of Indenture provisions is not complete; you should read the Indenture for a more complete understanding of the provisions we describe.

      The aggregate principal amount of securities that we may issue under the Indenture is unlimited. (Section 2.01)

General

      Each prospectus supplement relating to a particular series of securities that we offer will describe the specific terms of the series of securities. Those specific terms will include some or all of the following:

(i) the designation of the securities;

(ii) the authorized denominations if other than $1,000 (or integrals of $1,000) for registered securities and if other than $5,000 for unregistered securities, and any limit on the aggregate principal amount of the securities;

(iii) the percentage of their principal amount at which the securities are issued;

(iv) the maturity date or dates of the securities (or the manner of determining the maturity date or dates);

(v) the annual interest rate or rates, if any, which may be fixed or variable; and the manner of calculating any variable interest rate;

(vi) the date or dates from which interest, if any, will accrue (or the method of determining such date or dates), and the interest payment dates and their associated record dates;

(vii) whether we may redeem the securities and, if so, the redemption date or dates, redemption price or prices and other applicable terms of redemption;

(viii) any mandatory or optional sinking fund or analogous provisions;

(ix) provisions for the defeasance of the securities;

(x) the form in which we will issue securities (registered or bearer), any restrictions on the exchange of one form for another and on the offer, sale and delivery of securities in either form;

(xi) whether and under what circumstances we will pay additional amounts on securities held by a person who is not a “United States person” (as defined in the prospectus supplement) in respect of specified taxes, assessments or other governmental charges withheld or deducted; and, if so, whether we have the option to redeem the affected securities rather than pay such additional amounts;

(xii) if other than U.S. dollars, the currency or currencies for which the securities may be purchased and the currency in which the principal of, premium, if any, and interest, if any, on the securities is payable;

(xiii) any exchanges on which the securities are to be listed;

(xiv) whether the securities are to be issued in book-entry form and, if so, the identity of the depositary for the book-entry securities;

(xv) the place or places where the principal of, premium, if any, interest, if any, and certain additional amounts required in respect of taxes owed to holders of the securities, if any, on the securities is payable;

(xvi) if the amount of principal of and interest on the securities may be determined with reference to an index based on a currency other than that in which the securities are denominated, the manner of determining such amounts;

(xvii) the portion of the principal amount (if other than the principal amount) of the securities payable upon declaration of acceleration of their maturity date;

(xviii) the form and terms of any certificates, documents or conditions required for the issuance of securities in definitive form;

(xix) any trustees, depositories, authenticating or paying agents, transfer agents, registrars or any other agents with respect to the securities;

(xx) any other specific terms of the securities, including any additional covenants and any terms that may be required or advisable under applicable laws or regulations. (Section 2.01)

      The securities will be unsecured and will rank equally and ratably with all of our other unsecured and unsubordinated debt (other than obligations preferred by mandatory provisions of law).

      Unless we say otherwise in a prospectus supplement, holders of securities may present them for transfer (unless the securities are issued in book-entry form) or payment at the office of the Trustee, 14 Wall Street, 8th Floor, New York, NY 10005, Attention: Global Corporate Trust Services. We may, however, pay the interest on registered securities by mailing checks to the holders of those securities at the addresses listed in our register or, for holders of at least $10,000,000 aggregate principal amount of securities, by wire transfer of immediately available funds. (Sections 4.01 and 4.02) We will not levy a service charge for any transfer or exchange of registered securities, but may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange. (Section 2.05)

      Holders of securities in bearer form (together with any coupons attached to them) must physically present the securities or coupons for payment, subject to any applicable laws and regulations, at one of the paying agencies that we maintain in a city or cities located outside the United States. (Sections 4.01 and 4.02) Securities in bearer form (except for temporary bearer securities) and any coupons attached to them will be transferable by delivery. (Section 2.05)

      We may issue some of the securities as discounted debt securities (bearing no interest or interest at a rate that is below market at the time of issuance), which are sold at a substantial discount below their stated principal amount. When an event of default occurs with respect to a particular series of securities, the amount that the holders of the series may declare to be immediately due and payable will be less than the principal amount in the case of discounted debt securities. (Section 6.01)

      If a prospectus supplement specifies that the securities will have a redemption option, the “Option to Elect Repurchase” will constitute an issuer tender offer under the Securities

Exchange Act of 1934. We will comply with all issuer tender offer rules and regulations under the Securities Exchange Act of 1934 if the redemption option is elected, including making any required filings with the SEC and furnishing certain information to the holders of the securities.

Book-Entry Securities — Delivery and Form

      Some or all of the securities of a series may be issued in the form of one or more global securities, each of which will have an aggregate principal amount equal to the aggregate principal amount of the securities that it represents. Each global security will be deposited with a depositary (to be specified in the applicable prospectus supplement) or its nominee and, if in registered form, registered in the name of the depositary or the depositary’s nominee. Each depositary for a global security in registered form must be a clearing agency registered under the Securities Exchange Act of 1934 and any other applicable statute or regulation. (Section 2.03)

      The beneficial owner of a security represented by a global security in bearer form may exchange its interest in the global security for a security or securities in either bearer or registered form of any authorized denomination, subject to the rules of the depositary. (Section 2.10)

      We will describe the specific terms of the depositary arrangement with respect to a series of securities in the applicable prospectus supplement.

Certain Covenants

      In this section we describe the principal covenants that will apply to the securities unless otherwise indicated in the applicable prospectus supplement. We make use of several defined terms; the associated definitions are located at the end of this section.

Limitation on Liens

      The Indenture provides that Visteon Corporation will not, and will not permit any of its Manufacturing Subsidiaries to, issue or assume any Debt secured by a Mortgage upon any Domestic Manufacturing Property of Visteon Corporation or of any Manufacturing Subsidiary, or upon any shares of stock or indebtedness of any Manufacturing Subsidiary (whether that Domestic Manufacturing Property, those shares of stock or that indebtedness are then currently owned or later acquired) without providing at the same time that Visteon Corporation issues or assumes any such Debt that the securities (together with any other indebtedness of Visteon Corporation or the Manufacturing Subsidiary ranking equally with the securities then existing or later created) will be secured equally and ratably with such Debt.

      The foregoing restriction does not, however, apply if the aggregate amount of Debt that Visteon Corporation or any Manufacturing Subsidiary issues or assumes and so secures by Mortgages, together with (i) all other Debt of Visteon Corporation and its Manufacturing Subsidiaries which (if originally issued or assumed at such time) would otherwise be subject to the foregoing restrictions, but not including Debt permitted to be secured under clauses (i) through (v) of the immediately following paragraph and not including Permitted Receivables Financings, and (ii) all Attributable Debt of Visteon Corporation and its Manufacturing Subsidiaries in respect of sale and lease-back transactions, does not at the time exceed 15% of Consolidated Net Tangible Assets as shown on the audited consolidated financial statements for the most recently completed fiscal year.

      In addition, the covenant described in the first paragraph above does not apply to:

(i) Mortgages on property, shares of stock or indebtedness of any corporation or other entity existing at the time (a) that the corporation or other entity becomes a Manufacturing Subsidiary or (b) of a sale, lease or other disposition of all or substantially all of the properties of the corporation or other entity to Visteon Corporation or a Manufacturing Subsidiary;

(ii) Mortgages on property that exist at the time Visteon Corporation or a Manufacturing Subsidiary acquires the property; or Mortgages to secure (a) the payment of all or part of the purchase price of such property when Visteon Corporation or a Manufacturing Subsidiary acquires it, (b) any Debt incurred prior to, at the time of or within 180 days after the later of the date of acquisition of such property and the date such property is placed in service, for the purpose of financing all or any part of its purchase price, or (c) any Debt incurred for the purpose of financing Visteon Corporation’s or a Manufacturing Subsidiary’s cost of improvements to such acquired property;

(iii) Mortgages securing a Manufacturing Subsidiary’s Debt to Visteon Corporation or to another Subsidiary;

(iv) Mortgages on property of Visteon Corporation or a Manufacturing Subsidiary in favor of:

(a) the United States of America or any State,

(b) any department, agency or instrumentality or political subdivision of the United States of America or any State, or

(c) any other country, or any political subdivision of any other country, in connection with financing arrangements between Visteon Corporation or a Manufacturing Subsidiary and any of the foregoing governmental bodies or agencies, to the extent that Mortgages are required by the governmental programs under which those financing arrangements are made, to secure partial, progress, advance or other payments under any contract or statute or to secure any indebtedness incurred for the purpose of financing all or part of the purchase price or the cost of construction of the property subject to such Mortgages;

(v) Any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Mortgage referred to in the foregoing clauses (i) to (iv), as long as (a) the principal amount of Debt secured by any such Mortgage does not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement and (b) the extension, renewal or replacement is limited to all or a part of the property (including improvements) that secured the Mortgage being extended, renewed or replaced. (Section 4.06)

Limitation on Sale and Lease-Back

      The Indenture provides that Visteon Corporation will not, and will not permit any Manufacturing Subsidiary to, enter into any arrangement with any person in which Visteon Corporation or a Manufacturing Subsidiary leases from such person any Domestic Manufacturing Property that (i) Visteon Corporation or the Manufacturing Subsidiary owns on the date that the securities are originally issued and (ii) Visteon Corporation or the Manufacturing Subsidiary has sold or will sell to such person (except for temporary leases having a maximum term of three years and except for leases between Visteon Corporation and a Manufacturing Subsidiary or between Manufacturing Subsidiaries), unless either:

(i) Visteon Corporation or the Manufacturing Subsidiary could, under the covenant on limitation on liens described above, issue, assume, extend, renew or replace Debt secured by a Mortgage on the Domestic Manufacturing Property equal in amount to the Attributable Debt in respect of such sale and lease-back arrangement without equally and ratably securing the securities; however, on and after the date that the sale and lease-back arrangement becomes effective, the Attributable Debt in respect of the sale and lease-back arrangement would be deemed for all purposes under the covenant on limitation on liens described above and the covenant on limitation on sale and lease-back to be Debt subject to the provisions of the covenant on limitation on liens described above (which provisions include the exceptions set forth in clauses (i) through (v) of this description of such covenant), or

(ii) Within 180 days of the effective date of the sale and lease-back arrangement, Visteon Corporation applies a cash amount equal to the Attributable Debt in respect of the arrangement to the retirement (other than any mandatory retirement or by way of payment at maturity) of Debt of Visteon Corporation or any Manufacturing Subsidiary (other than Debt owned by Visteon Corporation or any Manufacturing Subsidiary) that by its terms matures at, or is extendible or renewable at the borrower’s option to a date more than twelve months after the date of the creation of such Debt. (Section 4.07)

Limitation on Consolidation, Merger, Sale or Conveyance

      The Indenture provides that Visteon Corporation will not merge or consolidate with any other entity, and will not sell or convey all or substantially all of its assets to any person or entity, unless:

(i) Either Visteon Corporation is the surviving corporation or, if not, the successor entity is organized under the laws of the United States or any State and expressly assumes, by executing a supplemental indenture, (a) the obligation to pay the principal of, premium, if any, interest, if any, and any other additional amounts, on all the securities and any coupons and (b) the performance of all of Visteon Corporation’s covenants and the satisfaction of all the conditions to be satisfied by Visteon Corporation under the Indenture;

(ii) Immediately after the merger, consolidation, sale or conveyance is effective, no event of default under the Indenture will have occurred or be continuing; and

(iii) Visteon Corporation delivers to the Trustee under the Indenture a certificate and legal opinion each stating that the merger, consolidation, sale or conveyance, any supplemental indenture, and any assumption by the successor entity of Visteon Corporation’s obligations described above, complies with the requirements set forth in Article Eleven of the Indenture regarding Visteon Corporation’s ability to carry out a merger, consolidation, sale or conveyance of assets. (Section 11.01)

Definitions Applicable to Covenants

      The following definitions will apply to the covenants summarized above:

(i) “Attributable Debt” means, at the time of determination as to any lease, the present value (discounted at the actual rate, if stated, or, if no rate is stated, the implicit rate of interest of such lease transaction as determined by the chairman, president, any vice chairman, any vice president, the treasurer or any assistant treasurer of Visteon Corporation), calculated using the interval of scheduled rental payments under such lease, of the obligation of the lessee for net rental payments during the remaining term of such lease (excluding any subsequent renewal or other extension options held by the lessee). The term “net rental payments” means, with respect to any lease for any period, the sum of the rental and other payments required to be paid in such period by the lessee thereunder, but not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates, indemnities or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, earnings or profits or of maintenance and repairs, insurance, taxes, assessments, water rates, indemnities or similar charges; provided, however, that, in the case of any lease which is terminable by the lessee upon the payment of a penalty in an amount which is less than the total discounted net rental payments required to be paid from the later of the first date upon which such lease may be so terminated and the date of the determination of net rental payments, “net rental payments” shall include the then-current amount of such penalty from the later of such two dates, and shall exclude the rental payments relating to the remaining period of the lease commencing with the later of such two dates.

(ii) “Consolidated Net Tangible Assets” means, at any date, all amounts that would, in conformity with GAAP, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of Visteon Corporation and its consolidated Subsidiaries less (i) all current liabilities and (ii) goodwill, trade names, patents, unamortized debt discount, organization expenses and other like intangibles of Visteon Corporation and its consolidated Subsidiaries.

(iii) “Debt” means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

(iv) “Domestic Manufacturing Property” means any manufacturing plant or facility owned by Visteon Corporation or any Manufacturing Subsidiary which is located within the continental United States of America and, in the opinion of the Board of Directors, is of material importance to the total business conducted by Visteon Corporation and its consolidated affiliates as an entity.

(v) “GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by a successor entity as may be in general use by significant segments of the accounting profession, which are applicable to circumstances as of the date of determination.

(vi) “Manufacturing Subsidiary” means any Subsidiary (A) substantially all the property of which is located within the continental United States of America, (B) which owns a Domestic Manufacturing Property and (C) in which Visteon Corporation’s investment, direct or indirect and whether in the form of equity, debt, advances or otherwise, is in excess of $1 billion as shown on the books of Visteon Corporation as of the end of the fiscal year immediately preceding the date of determination; provided, however, that “Manufacturing Subsidiary” shall not include any Subsidiary that is principally engaged in leasing or in financing installment receivables or otherwise providing financial or insurance services to Visteon Corporation or others or that is principally engaged in financing Visteon Corporation’s operations outside the continental United States of America.

(vii) “Mortgage” means any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

(viii) “Non-Recourse Debt” means all Debt which, in accordance with GAAP, is not required to be recognized on a consolidated balance sheet of Visteon Corporation as a liability.

(ix) “Permitted Receivables Financings” means, at any date of determination, the aggregate amount of any Non-Recourse Debt outstanding on such date relating to securitizations or other similar off-balance sheet financings of accounts receivable of Visteon Corporation or any of its Subsidiaries.

(x) “Subsidiary” means any corporation or other entity of which at least a majority of the outstanding stock or other beneficial interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other governing body of such corporation or other entity (irrespective of whether or not at the time stock or other beneficial interests of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by Visteon Corporation, or by one or more Subsidiaries, or by Visteon Corporation and one or more Subsidiaries. (Section 4.08)

Defeasance

      If the terms of a particular series of securities provide for defeasance of those securities, Visteon Corporation may, at its option, (i) discharge its obligations under the Indenture with respect to, and the entire indebtedness on all the outstanding securities of, that series or (ii) not comply with any term, provision, condition or covenant contained in the Indenture with respect to that series, in each case by:

(i) depositing with the Trustee funds, or obligations issued or guaranteed by the United States of America, sufficient to pay and discharge the entire indebtedness on all outstanding securities of the series, or fulfilling other terms and conditions of the satisfaction and discharge of the securities of the series;

(ii) paying all other sums payable with respect to the outstanding securities of the series;

(iii) delivering to the Trustee a legal opinion confirming that the holders of the outstanding securities and any related coupons will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance of their securities; and

(iv) delivering to the Trustee an officer’s certificate and legal opinion each confirming that Visteon Corporation has complied with all conditions relating to defeasance of the securities contained in the Indenture. (Section 12.02)

Modification of the Indenture

      The Indenture provides that Visteon Corporation and the Trustee may enter into supplemental indentures without the consent of the holders of the securities to (a) evidence the assumption by a successor corporation of the obligations of Visteon Corporation, (b) add covenants for the protection of the holders of the securities, (c) add or change any of the provisions of the Indenture to permit or facilitate the issuance of securities of any series in bearer form and to provide for the exchange of securities in bearer form with registered securities, (d) cure any ambiguity or correct any inconsistency in the Indenture or in a supplemental indenture, (e) transfer, assign, mortgage or pledge any property to or with the Trustee, (f) establish the form or terms of securities of any series as permitted by the terms of the Indenture, (g) evidence the acceptance of appointment by a successor trustee and (h) change or eliminate provisions of the Indenture where the changes or eliminations do not apply to any security outstanding and become effective only when there is no security outstanding of a series created before the execution of the supplemental indenture that is entitled to the benefit of the provision being changed or eliminated. (Section 10.01)

      The Indenture also provides that Visteon Corporation and the Trustee may enter into a supplemental indenture to modify the Indenture, any supplemental indenture or the rights of the holders of the securities issued under either such Indenture or supplemental indenture, with the consent of the holders of not less than a majority in principal amount of the securities of all series at the time outstanding that are affected by that modification (voting as one class), if the modification does not:

(i) (a) change the fixed maturity of any securities, (b) reduce their principal amount or premium, if any, (c) reduce the rate or extend the time of payment of interest or any additional amounts payable on the securities, (d) reduce the amount due and payable upon acceleration of the maturity of the securities or the amount provable in bankruptcy or (e) make the principal of, or any interest, premium or additional amounts on, any security payable in a coin or currency different from that provided in the security,

(ii) impair the right to initiate suit for the enforcement of any such payment on or after the stated maturity of the securities, or

(iii) reduce the requirement, stated above, for the consent of the holders of the securities to any modification described above, or the percentage required for the consent of the holders to waive defaults, without the consent of the holder of each security so affected. (Section 10.02)

Events of Default

      An event of default with respect to any series of securities is defined in the Indenture as: (a) default for five business days after notice in payment of any principal or premium, if any, on the series; (b) default for 30 days in payment of any interest or additional amounts due with respect to the series; (c) default for 90 days after notice in performance of any other covenant or agreement applicable to the securities or contained in the Indenture; (d) default by Visteon Corporation or any Significant Subsidiary in any payment of $25,000,000 or more of principal of or interest on any Debt or in the payment of $25,000,000 or more on account of any guarantee in respect of Debt, beyond any period of grace that may be provided in the instrument or agreement under which such Debt or guarantee was created (for these purposes, the term “Significant Subsidiary” is defined as any Subsidiary of Visteon Corporation that, at any time, has at least 5% of the consolidated revenues of Visteon Corporation and its Subsidiaries at such time as reflected in the most recent annual audited consolidated financial statements of Visteon Corporation and the term “Subsidiary” is defined as in our description of the covenants under the Indenture); or (e) certain events of bankruptcy, insolvency or reorganization. (Section 6.01)

      If an event of default under clause (a), (b), (c) or (d) above occurs with respect to any series, the Trustee or the holders of at least 25% in aggregate principal amount of all securities then outstanding affected by the event of default may declare the principal (or, in the case of discounted debt securities, the amount specified in their terms) of all securities of the affected series to be due and payable. (Section 6.01)

      If an event of default under clause (e) above occurs, the Trustee or the holders of at least 25% in aggregate principal amount of all the securities then outstanding (voting as one class) may declare the principal (or, in the case of discounted debt securities, the amount specified in their terms) of all outstanding securities not already due and payable to be due and payable. (Section 6.01)

      If the principal amount of securities has been declared due and payable, the holders of a majority in aggregate principal amount of the outstanding securities of the applicable series (or of all the outstanding securities) may waive any event of default with respect to that series (or with respect to all outstanding securities) if:

(i) Visteon Corporation deposits with the Trustee all required payments on the securities, plus certain fees, expenses, disbursements and advances of the Trustee; and

(ii) all defaults under the Indenture have been remedied. (Section 6.01)

      The holders of a majority in aggregate principal amount of the securities of a particular series may also waive any default with respect to that series and its consequences, except a default:

(i) in the payment of principal of, or any premium, interest or additional amounts on, any securities of that series or

(ii) in respect of a covenant or provision in the Indenture that may not be modified without the consent of the holders of each outstanding security that would be affected by the modification. (Section 6.06)

      The Indenture provides that the Trustee may withhold notice of any default to the securityholders (except for default in the payment of principal or any premium, interest or additional amounts) if it considers it in the interests of the securityholders to do so. (Section 6.07)

      Subject to the provisions of the Indenture relating to the duties of the Trustee when an event of default occurs, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the securityholders, unless those securityholders have offered to the Trustee reasonable indemnity. (Sections 7.01 and 7.02)

      Subject to such provisions for the indemnification of the Trustee and to certain other limitations, the holders of a majority in aggregate principal amount of the securities of all series affected by the occurrence of an event of default (voting as one class) at the time outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 6.06)

Concerning the Trustee

      Bank One Trust Company, N.A. is the Trustee under the Indenture. Bank One Trust Company, N.A. also acts as depositary for funds of, makes loans to and performs certain other services for us and certain of our subsidiaries and affiliates in the normal course of its business.

PLAN OF DISTRIBUTION

      We may sell the securities from time to time (i) directly to purchasers, (ii) through agents, (iii) through underwriters or dealers or (iv) through a combination of these methods.

General

      Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act of 1933. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement.

Agents

      We may designate agents to sell the securities. The agents will agree to use their best efforts to solicit purchases for the period of their appointment.

Underwriters

      If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions. These sales will be made at a fixed public offering price or at varying prices determined at the time of the sale. We may offer the securities to the public through an underwriting syndicate or through a single underwriter.

      Unless the applicable prospectus supplement states otherwise, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless the applicable prospectus supplement says otherwise. Any initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers may be changed from time to time.

Dealers

      We may sell the offered securities to dealers as principals, who may then resell such securities to the public either at varying prices determined by such dealers or at a fixed offering price agreed to with us.

Remarketing Firms

      We may sell securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the securities.

Direct Sales

      We may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

      We may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

      We will enter into such delayed delivery contracts only with institutional purchasers that we approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification

      We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Market Making, Stabilization and Other Transactions

      Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

      Any underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

EXPERTS

      Our consolidated balance sheet as of December 31, 1999 and 1998 and our related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 1999, incorporated by reference into this prospectus from our prospectus dated June 13, 2000 as filed with the SEC on June 14, 2000, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report incorporated by reference, and have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP on those financial statements, given on their authority as experts in accounting and auditing.

LEGAL OPINIONS

      Dickinson Wright PLLC, Bloomfield Hills, Michigan, will issue an opinion letter concerning the legality of the securities that we are offering in this prospectus, and Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, will issue an opinion letter as to certain legal matters for any underwriters, dealers or agents, unless we indicate otherwise in an applicable prospectus supplement. Skadden, Arps, Slate, Meagher & Flom LLP represents us from time to time in connection with legal matters.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Supplement

$1,200,000,000

Visteon Corporation

$500,000,000  7.95% Notes

due August 1, 2005

$700,000,000  8.25% Notes

due August 1, 2010

[VISTEON LOGO]

Joint Book-Running Managers

Goldman, Sachs & Co.

Morgan Stanley Dean Witter

Salomon Smith Barney

Banc of America Securities LLC

Banc One Capital Markets, Inc.
Chase Securities Inc.
Credit Suisse First Boston
Deutsche Banc Alex. Brown
HSBC
J.P. Morgan & Co.
Scotia Capital
UBS Warburg LLC